SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Individual and Consolidated
Quarterly Information
for the Quarter Ended
September 30,2006 and
Auditors’ Independent Report

(A free translation of the original in Portuguese)

Report of Independent Auditors
on the Limited Review

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco Holdings S.A. and Unibanco Holdings S.A. and subsidiary companies (Unibanco Holdings Consolidated) for the quarters and nine-month periods ended September 30, 2006 and 2005 and for the six-month period ended June 30, 2006. This information is the responsibility of the Company’s management.

2
Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of Unibanco Holdings and subsidiary companies with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Unibanco Holdings and subsidiary companies.

3
Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4
Our limited reviews were conducted for the purpose of issuing a report on the accounting information included in the ITR mentioned in the first paragraph, taken as whole. The statements of cash flows, which are presented in Note 23 to provide supplementary information with respect to Unibanco Holdings S.A. and Unibanco Holdings Consolidated, are not required as an integral part of these quarterly financial information. The statements of cash flows have been subjected to the limited review procedures described in paragraph 2, and, based on our limited review, nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial information taken as a whole.

São Paulo, November 8, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS	Corporate Legislation
QUARTERLY INFORMATION - ITR	DATE – SEPTEMBER 30, 2006
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/ 0001-87
4 – NIRE 35300140443

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor				2 - DISTRICT Pinheiros
3 - POST CODE 05423-901	4 – TOWN São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3095-2855	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3814-8977	13 – FAX -	14 - FAX -	-
15 - E-MAIL mailto:investor.relations@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 4nd floor				3 - DISTRICT Pinheiros
4 - POST CODE 05423-901	5 - TOWN São Paulo			6 - STATE SP
7 - AREA CODE 11	8 – PHONE 55 (11) 3097-1980	9 – PHONE -	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 – FAX 55 (11) 3097-1585	14 – FAX -	15 - FAX -	-
16 - E-MAIL mailto:investor.relations@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2006	Dec 31, 2006	3	July 1, 2006	Sep 30, 2006	2	Apr 1, 2006	Jun 30, 2006
9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 – RESPONSIBLE PARTNER NAME Paulo Sergio Miron	12 – RESPONSIBLE PARTNER CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in units)	1 - CURRENT QUARTER Sep 30, 2006	2 - PRIOR QUARTER Jun 30, 2006	3 - SAME QUARTER PRIOR YEAR Sep 30, 2005
Paid in Capital
1 – Common	553,735,904	553,735,904	553,735,904
2 – Preferred	1,089,851,783	1,089,851,783	1,089,464,380
3 – Total	1,643,587,687	1,643,587,687	1,643,200,284
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	16,321,809	17,080,057	17,467,460
6 – Total	16,321,809	17,080,057	17,467,460

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER National Holding
4 - ACTIVITY CODE 3240 – Administration Participation – Banks
5 - PRINCIPAL ACTIVITY Holdings Corporate Participation
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	07/18/2006	Interest on own capital	07/31/2006	ON	0.1055268000
02	RCA	07/18/2006	Interest on own capital	07/31/2006	PN	0.1055268000
03	RCA	10/17/2006	Interest on own capital	10/31/2006	ON	0.0337633000
04	RCA	10/17/2006	Interest on own capital	10/31/2006	PN	0.0337633000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)
01	06/29/2006	4,555,376	2,691,926	Revenue reserve	813,253,815	0,0000000000

DIRECTOR OF INVESTOR RELATIONS

1 – DATE November 9, 2006	2 – SIGNATURE

(Conveniance translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS
DATE - SEPTEMBER 30, 2006
QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET INDIVIDUAL
Amounts expressed in thousand of Reais

ASSETS	September 30, 2006	June 30, 2006
CURRENT ASSETS	145,378	205,163
Cash and due from banks	26	30
Demand deposits	26	30
Other Credits (Note 7)	145,320	205,133
Interest on own capital receivable	117,843	199,668
Deferred income (Note 7)	4,193	2,731
Prepaid taxes (Note 7)	23,284	2,734
Other Assets	32	-
Prepaid expenses	32	-

LONG-TERM ASSETS	163,969	142,227
Financial Assets (Note 4)	126,868	109,230
Other credits	37,101	32,997
Deferred income (Note 7)	37,101	32,997

PERMANENT ASSETS	5,586,370	5,706,503
Investments	5,586,370	5,706,503
Subsidiary companies (Note 9)	5,586,370	5,706,503
-Local	5,586,370	5,706,503

TOTAL	5,895,717	6,053,893

BALANCE SHEET INDIVIDUAL
Amounts expressed in thousand of Reais

LIABILITIES	September 30, 2006	June 30, 2006
CURRENT LIABILITIES	134,641	193,921
Interest on own capital payable (Note 15)	101,327	171,640
Other liabilities (Note 15)	33,314	22,281
Accounts payable - taxes	33,310	22,277
Accounts payable	4	4

LONG-TERM LIABILITIES	128,521	116,092
Provisions	128,521	116,092
Provision for tax litigation (Note 15)	128,521	116,092

STOCKHOLDERS' EQUITY	5,632,555	5,743,880
Capital:	4,555,376	4,555,376
-Local residents	1,954,308	1,962,210
-Foreign residents	2,601,068	2,593,166
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	3,148	3,161
Revenue reserves	651,278	651,278
- Legal	252,370	252,370
- Statutory	36,603	36,603
- Revenue reserve to realize	362,305	362,305
Unrealized gains and losses - marketable securities and
derivative financial instruments	(66,930)	(16,704)
Treasury stock	(105,340)	(110,234)
Retained earnings	249,464	315,444

TOTAL	5,895,717	6,053,893

The accompanying notes are an integral part of this quarterly information.

STATEMENTS OF INCOME INVIDUAL
Amounts expressed in thousands of Reais

	From July 1, 2006	From January 1, 2006	From July 1, 2005		From January 1, 2005
	to September 31, 2006	to September 31, 2006	to September 31, 2005		to September 31, 2005

Operating income (expenses)	46,282	623,754	265,915		749,190
Personnel and other administrative
expenses	(211)	(811)	(82)		(428)
Other operating income	8,280	16,211	3,362		8,030
Financial income	8,280	16,211	3,362		8,030
Other operating expenses	(14,634)	(42,530)	(12,184)		(34,344)
Financial transactions and other taxes	(14,634)	(42,530)	(12,184)		(34,344)
Equity in results of subsidiary
companies (Note 9)	52,847	650,884	274,819		775,932

OPERATING INCOME	46,282	623,754	265,915		749,190

INCOME BEFORE TAXES AND
SOCIAL CONTRIBUTION	46,282	623,754	265,915		749,190

INCOME TAX AND SOCIAL
CONTRIBUTION (Note 19)	(3,522)	(13,831)	(6,007)		(17,941)
Provision for income tax	(6,681)	(16,473)	(4,416)		(13,260)
Provision for social contribution	(2,407)	(5,936)	(1,591)		(4,681)
Deferred tax asset (liabilities) change	5,566	8,578	-		-

NET INCOME	42,760	609,923	259,908		731,249

Number of outstanding shares (Note 17(a))	1,627,265,878	1,627,265,878	1,625,732,824	(*)	1,625,732,824 (*)
Net income per share: R$	0.03	0.37	0.16		0.45

(*) Adjusted for comparison purposes, based on the proportion of new shares issued approved on June 2006 (Note 17(a)).

The accompanying notes are an integral part of this quarterly information.

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

ASSETS	September 30, 2006	June 30, 2006
CURRENT ASSETS	72,813,137	69,863,688
Cash and due from banks	32,239,549	31,443,604
Demand deposits	1,446,597	1,357,044
Interbank investments (Note 4)	13,556,781	15,463,832
Marketable securities and derivative financial instruments (Note 5)	17,236,171	14,622,728
Credits	34,087,769	31,908,237
Lending operations (Note 6(a))	24,847,399	24,430,851
Allowance for losses on lending (Note 6(d))	(1,860,001)	(1,747,361)
Leasing operations (Note 6(a))	717,809	607,566
Allowance for losses on leasing (Note 6(d))	(12,574)	(9,745)
Other credits (Note 7)	10,454,570	8,689,330
Allowance for losses on other losses (Note 6(d))	(59,434)	(62,404)
Other	6,485,819	6,511,847
Interbank accounts	5,821,631	5,947,784
Interdepartmental accounts	43,445	50,398
Other assets (Note 8)	620,743	513,665

LONG-TERM ASSETS	26,740,248	25,194,033
Other credits	26,024,065	24,835,474
Interbank investments (Note 4)	941,867	856,678
Marketable securities and derivative financial instruments (Note 5)	7,919,950	7,560,170
Lending operations (Note 6(a))	12,321,437	11,653,399
Allowance for losses on lending (Note 6(d))	(577,420)	(508,277)
Leasing operations (Note 6(a))	742,603	545,849
Allowance for losses on leasing (Note 6(d))	(13,134)	(12,318)
Other credits (Note 7)	4,698,377	4,742,901
Allowance for losses on other losses (Note 6(d))	(9,615)	(2,928)
Other	716,183	358,559
Interbank accounts	52,036	51,163
Other assets (Note 8)	664,147	307,396

PERMANENT ASSETS	2,510,661	3,197,450
Investments	957,992	1,335,316
Associated companies (Note 9)	234,850	225,459
- Local	234,850	225,459
Goodwill on acquisitions of subsidiary companies (Note 9(b))	598,010	989,517
Other investments	186,967	186,301
Allowance for losses	(61,835)	(65,961)
Fixed assets (Note 10)	850,612	855,782
Deferred charges	702,057	1,006,352
TOTAL	102,064,046	98,255,171

CONSOLIDATED BALANCE SHEETS
Amounts expressed in thousands of Reais

LIABILITIES	September 30, 2006	June 30, 2006
CURRENT LIABILITIES	56,440,782	56,657,225
Other	56,440,782	56,657,225
Deposits (Note 11)	21,413,659	22,612,840
Securities sold under repurchase agreements	11,822,649	13,215,374
Resources from securities issued (Note 12)	1,499,239	1,256,391
Interbank accounts	605,531	665,950
Interdepartmental accounts	508,066	317,587
Local borrowings (Note 13)	138,298	170,666
Foreign borrowings (Note 13)	1,548,761	1,756,498
Local onlendings (Note 13)	2,436,907	2,245,121
Foreign onlendings (Note 13)	29,880	30,190
Derivative financial instruments(Note 22(g))	1,067,541	993,437
Other liabilities (Note 15)	15,370,251	13,393,171
LONG-TERM LIABILITIES	35,053,979	30,861,198
Other	35,053,979	30,861,198
Deposits (Note 11)	15,271,927	16,066,667
Securities sold under repurchase agreements	3,971,502
Resources from securities issued (Note 12)	1,437,644	379,217
Local borrowings (Note 13)	19,075	569
Foreign borrowings (Note 13)	949,168	914,840
Local onlendings (Note 13)	3,816,198	3,791,979
Foreign onlendings (Note 13)	71,872	73,645
Derivative financial instruments(Note 22(g))	204,596	172,648
Other liabilities (Note 15)	9,311,997	9,461,633
DEFERRED INCOME	43,079	51,006
MINORITY INTERESTS	4,893,651	4,941,862
STOCKHOLDERS' EQUITY (Note 17)	5,632,555	5,743,880
Capital:	4,555,376	4,555,376
-Local residents	1,954,308	1,967,856
-Foreign residents	2,601,068	2,587,520
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	3,148	3,161
Revenue reserves	651,278	651,278
-Legal	252,370	252,370
-Statutory	36,603	36,603
- Revenue reserve to realize	362,305	362,305
Unrealized gains and losses - marketable securities and
derivative financial instruments	(66,930)	(16,704)
Treasury stocks	(105,340)	(110,234)
Retained earnings	249,464	315,444

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	10,526,206	10,685,742

TOTAL	102,064,046	98,255,171

The accompanying notes are an integral part of these quarterly information.

CONSOLIDATED STATEMENTS OF INCOME
Amounts expressed in thousands of Reais, except per share data

	From July 1, 2006	From January 1, 2006	From July 1, 2005	From January 1, 2005
	to September 31, 2006	to September 31, 2006	to September 31, 2005	to September 31, 2005
REVENUES	4,515,327	12,982,586	4,079,012	11,284,982
Lending operations	2,741,845	7,886,638	2,475,590	6,691,628
Leasing operations	70,311	160,750	35,839	100,772
Marketable securities	1,151,606	3,135,540	932,991	2,658,348
Financial results from insurance, pension plans
and annuity products	252,822	811,949	272,094	772,196
Derivative financial instruments	175,364	608,190	209,813	630,101
Compulsory deposits	123,379	379,519	152,685	431,937
EXPENSES	(2,702,000)	(7,656,476)	(2,387,437)	(6,401,631)
Deposits and securities sold	(1,706,942)	(4,706,557)	(1,589,377)	(4,297,352)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(183,677)	(565,682)	(159,115)	(468,069)
Borrowings and onlendings	(220,449)	(390,304)	(38,880)	(94,140)
Foreign exchange transactions	63,636	(29,608)	(96,924)	(293,621)
Provision for credits losses (Note 6(f))	(654,568)	(1,964,325)	(503,141)	(1,248,449)
GROSS PROFIT	1,813,327	5,326,110	1,691,575	4,883,351
OTHER OPERATING INCOME (EXPENSES)	(1,094,038)	(2,948,107)	(932,016)	(2,758,218)
OTHER OPERATING INCOME	1,959,038	5,926,371	1,770,886	5,311,507
Services rendered	909,421	2,673,025	869,662	2,429,481
Insurance, annuity products and retirement plans premiums	947,046	3,045,973	876,505	2,750,794
Other operating income (Note 18(a))	102,571	207,373	24,719	131,232
OTHER OPERATING EXPENSES	(3,066,067)	(8,922,522)	(2,717,066)	(8,098,776)
Changes in technical provision for insurance, annuity products
and retirement plans	(248,578)	(1,016,599)	(291,285)	(945,925)
Insurance claims	(257,102)	(767,448)	(217,009)	(679,817)
Private retirement plans benefits expenses	(132,150)	(478,924)	(161,962)	(517,965)
Selling, other insurance and private retirement plans expenses	(134,648)	(336,569)	(99,371)	(282,826)
Credit card selling expenses	(71,730)	(215,601)	(68,340)	(206,091)
Salaries, benefits, training and social security	(547,749)	(1,634,068)	(518,348)	(1,431,514)
Other administrative expenses	(910,302)	(2,552,999)	(805,231)	(2,310,518)
Financial transaction and other taxes	(268,000)	(797,936)	(254,942)	(770,356)
Other operating expenses (Note 18(b))	(495,808)	(1,122,378)	(300,578)	(953,764)
EQUITY IN THE RESULTS OF ASSOCIATED
ASSOCIATED COMPANIES (Note 9)	12,991	48,044	14,164	29,051
OPERATING INCOME BEFORE ACCELERATED	719,289	2,378,003	759,559	2,125,133
AMORTIZATION OF GOODWILL
ACCELERATED AMORTIZATION OF GOODWILL (Note 25(c)	(463,793)	(463,793)	-	-
INCOME AFTER ACCELERATED AMORTIZATION OF GOODWILL	255,496	1,914,210	759,559	2,125,133
NON-OPERATING INCOME (EXPENSE)	(26,683)	(28,608)	(1,270)	13,174
Income	11,744	41,403	9,192	44,556
Expense	(38,427)	(70,011)	(10,462)	(31,382)
INCOME BEFORE TAXES AND PROFIT SHARING	228,813	1,885,602	758,289	2,138,307
INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	13,081	(303,041)	(176,537)	(482,181)
Provision for income tax	(16,236)	(358,784)	(82,234)	(324,799)
Provision for social contribution	(4,410)	(119,174)	(26,318)	(120,512)
Deferred tax asset	33,727	174,917	(67,985)	(36,870)
PROFIT SHARING	(125,549)	(347,152)	(74,683)	(259,535)
Management	(9,148)	(22,845)	(5,368)	(18,428)
Employees	(116,401)	(324,307)	(69,315)	(241,107)
NET INCOME BEFORE MINORITY INTEREST	116,345	1,235,409	507,069	1,396,591
MINORITY INTEREST	(73,585)	(625,486)	(247,161)	(665,342)
NET INCOME	42,760	609,923	259,908	731,249

Number of outstanding shares (Note 17(a))	1,627,265,878	1,627,265,878	1,625,732,824 (*)	1,625,732,824 (*)
Net income per share: R$	0.03	0.37	0.16	0.45

(*) Adjusted for comparison purposes, based on the proportion of new shares issued approved on June 2006 (Note 17(a)).

The accompanying notes are an integral part of this quarterly information.

(Conveniance translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION
NOTES TO THE FINANCIAL STATEMENTS	Corporate Legislation
Date - September 30, 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated quarterly information of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the quarterly information of Unibanco Holdings S.A. and its subsidiary company Unibanco – União dos Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 9.

The consolidated quarterly information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis.

The quarterly information of subsidiaries of leasing were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

•
Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

•
Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future. For this quarter on, that item also includes amounts paid for intangible assets related to customer relationship, previously classified as deferred charges (Note 8).

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years (in 2005 – up to ten years) – see Note 9(c). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(g) Contingent Assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in CVM Deliberation 489/05 which made obligatory the adoption of Statement NPC 22 of the Brazilian Institute of Accountants – IBRACON.

Contingent Assets – Contingent Assets are not recognized, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recognized based on the opinion of their Legal Counsel Advisers and the Administration, whenever a loss is evaluated as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and Social Security – result from obligations arising under legislation, independently from the probably outcome of litigation in progress, which have their full amount recognized in the quarterly information.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall in the provision for insufficient premiums (PIP) is increased.

Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose resting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

“Interbank investments”, includ, in Parent Company, investments in debentures in the amount of R$41,805 (June 30, 2006 – R$12,242) and interbank deposits in the amount of R$85,063 (June 30, 2006 – R$96,988).

	Consolidated

	September 30,	June 30,
	2006	2006
Securities purchased under resale agreements	10,152,101	11,400,784
Own position	4,122,328	7,521,731
- Treasury bills	3,532,016	6,969,299
- Treasury notes	304,626	526,855
- Other	285,686	25,577
Financial Position	5,373,313	3,619,370
- Treasury bills	4,187,695	3,619,370
- Other	1,185,618	-
Short Position	656,460	259,683
Interbank deposits	4,302,105	4,889,463
Foreign currency investments	44,442	30,263
Total	14,498,648	16,320,510
Current	13,556,781	15,463,832
Long-term	941,867	856,678

5. Marketable Securities

(a) The balances can be summarized as follows:

	Consolidated

	September 30,	June 30,
Marketable Securities	2006	2006
Trading assets	11,911,253	10,151,175
Available for sale	8,404,097	6,856,207
Held to maturity	3,461,470	3,716,143
Subtotal	23,776,820	20,723,525
Derivative financial instruments
(Note 22 (g))	1,379,301	1,459,373
Total	25,156,121	22,182,898
Current	17,236,171	14,622,728
Long -term	7,919,950	7,560,170

(b) Trading assets

			Consolidated

	September 30, 2006		June 30, 2006

	Amortized		Amortized

Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	9,453,185	9,484,540	7,942,465	7,953,736
Financial treasury bills	1,066,554	1,066,756	724,573	725,081
Treasury bills	7,540,749	7,570,811	6,733,407	6,747,443
Treasury notes	835,372	836,631	479,087	475,847
Other	10,510	10,342	5,398	5,365
Brazilian sovereign bonds	31,239	31,121	32,992	33,147
Bank debt securities	927,460	928,027	818,566	819,342
Eurobonds	105,326	105,893	102,026	102,800
Time de posits	822,134	822,134	716,540	716,542
Corporate debt securities	312,195	313,885	317,939	318,296
Debentures	279,424	281,248	272,985	273,760
Eurobonds	32,771	32,637	44,954	44,536
Mutual funds	717,933	717,933	655,957	655,957
Other	428,501	435,747	358,277	370,697
Total	11,870,513	11,911,253	10,126,196	10,151,175

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

					Consolidated

		September 30, 2006			June 30, 2006

	Amortized	Fair value		Amortized	Fair value

Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	4,315,328	2,932	4,318,260	2,903,519	(12,107)	2,891,412
Financial treasury bills	639,787	45	639,832	571,898	257	572,155
Treasury bills	3,182,904	16,198	3,199,102	1,260,326	1,370	1,261,696
Treasury notes	451,019	193	451,212	1,029,651	(4,013)	1,025,638
Treasury Bonds	3,576	(295)	3,281	3,758	(261)	3,497
Other	38,042	(13,209)	24,833	37,886	(9,460)	28,426
Foreign government	-	-	-	572	-	572
Brazilian sovereign bonds	1,607,664	55,050	1,662,714	1,650,460	20,421	1,670,881
Bank debt securities	113,844	963	114,807	169,701	650	170,351
Debentures	1,083	-	1,083	23,303	(33)	23,270
Mortgage notes	-	-	-	26,962	227	27,189
Time deposits	25,826	-	25,826	27,934	-	27,934
Eurobonds and other	86,935	963	87,898	91,502	456	91,958
Corporate debt securities	2,330,415	(129,907)	2,200,508	2,048,602	(22,443)	2,026,159
Debentures	1,934,257	(16,218)	1,918,039	1,823,502	(18,444)	1,805,058
Eurobonds and other	396,158	(113,689)	282,469	225,100	(3,999)	221,101
Mutual funds	16,865	-	16,865	14,483	573	15,056
Marketable equity securities	130,830	(39,887)	90,943	126,979	(45,203)	81,776
Total	8,514,946	(110,849)	8,404,097	6,914,316	(58,109)	6,856,207

(ii) By maturity:

			Consolidated

	September 30, 2006		Junes 30, 2006

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	643,962	527,244	226,364	226,925
Between 3 months and 1 year	2,874,123	2,879,413	2,134,455	2,130,307
Between 1and 3 years	2,020,439	1,990,839	1,434,868	1,403,419
Between 3 and 5 years	936,363	960,632	1,155,225	1,160,317
Between 5and 15 years	533,300	529,816	626,514	619,739
More than 15 years	1,359,064	1,408,345	1,195,428	1,218,668
No stated maturity (1)	147,695	107,808	141,462	96,832
Total	8 ,514,946	8,404,097	6,914,316	6,856,207
____________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Consolidated

	September 30, 2006	June 30, 2006

Issuer/Type of investment		Amortized cost

Federal government	1,647,072	1,897,070
Financial treasury bills	174,109	167,959
C entral Bank notes	191,170	185,548
Treasury notes	1,183,235	1,468,759
Treasury bills	98,262	74,501
Other	296	303
Brazilian sovereign bonds	1,653,845	1,658,851
Bank debt securities	87,476	86,703
Eurobonds	87,476	86,703
Cor porate debt securities	73,077	73,519
Eurobonds	65,156	65,857
Debentures	7,921	7,662
Total	3,461,470	3,716,143

The fair value of these securities was R$3,638,738 (June 30, 2006- R$3,853,817). The difference between the amortized cost and the fair value totaled R$177,268 (June 30, 2006- R$137,674) and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Consolidated

	September 30, 2006	June 30, 2006

Maturity		Amortized cost

Less than 3 months	408,920	338,549
Between 3 months and 1 year	419,445	555,458
Between 1 and 3 years	241,934	441,665
Between 3 and 5 years	690,287	689,206
Between 5 and 15 years	1,120,209	1,103,208
More than 15 years	580,675	588,057
Total	3,461,470	3,716,143

(iii) Financial ability

Unibanco Holdings and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Consolidated

	September 30,	June 30,

	2006	2006
By type
Discounted loans and notes	18,083,459	17,418,322
Financing	12,585,125	12,253,494
Agricultural	1,161,423	1,090,548
Real estate loans	1,460,208	1,456,362
Credit card	3,878,621	3,865,524
Total lending operations	37,168,836	36,084,250

Leasing operations	1,460,412	1,153,415
Advances on exchange contracts (1)	1,391,237	1,538,072
Total leasing operations and
advances on exchange contracts	2,851,649	2,691,487

Guarantees honored	176	40
Other receivables (2)	3,302,459	3,152,996
Total other credits	3,302,635	3,153,036

Total risk	43,323,120	41,928,773

By maturity
Past-due for more than 15 days (Note 6 (d))	2,135,255	2,006,897
Falling due:
Less than 3 months (3)	16,551,139	16,074,780
Between 3 months and 1 year	11,360,939	11,536,902
Between 1 and 3 years	8,541,298	7,977,516
More than 3 years	4,734,489	4,332,678
Total risk	43,323,120	41,928,773
___________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 14(a))
(2)	Other credits refers, substantially, receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations with attributes of lending (Note 7).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Consolidated

	September 30, 2006			June 30, 2006

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,510,837	8.1	3,359,141	8.0
Paper, pulp and wood products	1,300,941	3.0	1,550,043	3.7
Food, beverages and tobacco	1,790,723	4.1	1,488,853	3.6
Automotive industry	1,230,333	2.9	1,442,972	3.4
Chemical and pharmaceutical	1,104,104	2.6	1,150,682	2.7
Production of machines and equipment	838,972	1.9	1,030,314	2.5
Basic metal industries	982,644	2.3	1,022,749	2.4
Extractive	666,649	1.6	611,208	1.5
Textiles, clothing and leather goods	468,541	1.1	462,321	1.1
Petroleum	404,779	0.9	402,840	1.0
Electronic and communications equipment	258,571	0.6	315,822	0.8
Eletric and electronic	148,621	0.3	262,251	0.6
Rubber and plastic	221,306	0.5	216,185	0.5
Production of metal goods	260,237	0.6	203,623	0.5
Other manufacturing industries	10,174	-	8,859	-
Subtotal	13,197,432	30.5	13,527,863	32.3
Retailers
Retail	2,443,265	5.6	2,314,953	5.5
Wholesale	2,100,517	4.9	1,563,306	3.7
Subtotal	4,543,782	10.5	3,878,259	9.2
Financial service
Financial companies	1,212,776	2.8	873,202	2.1
Insurance companies and private pension funds	4,625	-	3,922	-
Subtotal	1,217,401	2.8	877,124	2.1
Residential construction loans	457,409	1.1	438,558	1.0
Other services
Post office and telecommunications	1,055,144	2.4	2,268,081	5.4
Transportation	2,254,991	5.2	897,048	2.1
Agricultural	337,724	0.8	491,643	1.2
Construction	579,978	1.3	426,260	1.0
Real estate services	696,384	1.6	346,514	0.8
Association activities	101,027	0.2	198,770	0.5
Health and social services	169,400	0.4	164,287	0.4
Education	120,269	0.3	144,968	0.3
Lodging and catering services	142,895	0.3	118,135	0.3
Cultural, sports and leisure activities	32,067	0.1	28,261	0.1
Other services	1,915,635	4.4	1,741,336	4.2
Subtotal	7,405,514	17.0	6,825,303	16.3
Agriculture, livestock, forestry
and fishing	905,245	2.1	830,142	2.0
Individual
Consumer loans	7,887,983	18.2	8,154,157	19.5
Credit card	5,860,193	13.5	5,753,678	13.7
Residential mortgage loans	1,056,511	2.5	1,069,349	2.6
Lease financing	535,472	1.2	313,934	0.7
Other	256,178	0.6	260,406	0.6
Subtotal	15,596,337	36.0	15,551,524	37.1
Total	43,323,120	100.0	41,928,773	100.0

(c) Concentration of lending, leasing and other credits:

				Consolidated

	September 30, 2006		June 30, 2006

Largest clients	Value	% of total	Value	% the total
10 largest clients	3,368,412	7.8	3,464,136	8.2
50 next largest clients	6,601,338	15.2	5,987,979	14.3
100 next largest clients	4,969,868	11.5	4,593,777	11.0
Other clients	28,383,502	65.5	27,882,881	66.5
Total	43,323,120	100.0	41,928,773	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

							Consolidated

							September 30, 2006

	%		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	18,434,644	-	-	18,434,644	42.6	14,370	0.1
A	0.5	15,158,859	-	-	15,158,859	35.0	133,142	0.9
B	1	4,057,189	342,223	235,627	4,635,039	10.7	128,095	2.8
C	3	1,631,012	315,374	234,738	2,181,124	5.0	180,816	8.3
D	10	246,318	164,629	280,633	691,580	1.6	170,772	24.7
E	30	84,614	122,739	202,228	409,581	0.9	207,454	50.7
F	50	77,280	80,872	170,623	328,775	0.8	253,471	77.1
G	70	35,924	75,562	194,703	306,189	0.7	266,729	87.2
H	100	97,069	263,557	816,703	1,177,329	2.7	1,177,329	100.0
Total		39,822,909	1,364,956	2,135,255	43,323,120	100.0	2,532,178
% of total risk							5.8%

							Consolidated

							June 30, 2006

	%		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	17,925,583	-	-	17,925,583	42.8	14,062	0.1
A	0.5	14,758,735	-	-	14,758,735	35.2	117,571	0.8
B	1	3,603,443	288,389	250,252	4,142,084	9.9	108,991	2.6
C	3	1,670,493	276,527	263,169	2,210,189	5.3	187,548	8.5
D	10	333,955	168,186	242,567	744,708	1.8	185,148	24.9
E	30	111,643	120,196	202,579	434,418	1.0	192,722	44.4
F	50	58,205	102,281	213,525	374,011	0.9	237,774	63.6
G	70	123,219	73,120	195,030	391,369	0.9	351,541	89.8
H	100	95,983	211,918	639,775	947,676	2.3	947,676	100.0
Total		38,681,259	1,240,617	2,006,897	41,928,773	100.0	2,343,033
% of total risk							5.6%
____________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$1,196,816 (June 30, 2006 - R$1,116,532). These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

	Consolidated

	Quarter ended	Nine-month
	September 30,	ended June 30,
	2006	2006
Balance at the beginning of the period	2,343,033	2,060,614
Provision for credit losses	654,568	1,964,325
Loan charge-offs	(465,423)	(1,492,761)
Balance at the end of the period	2,532,178	2,532,178

Loan recoveries (1)	47,542	129,259
____________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Other Credits

			Parent Company

	September 30, 2006		June 30, 2006

	Current assets	Long-term receivables	Current assets	Long-term receivables
Income receivable	117,843	-	199,668	-
Deferred taxes (See Note 19(a))	4,193	37,101	2,731	32,997
Income tax and social contribution
carryforwards	23,284	-	2,734	-
Total	145,320	37,101	205,133	32,997

			Consolidated

	September 30, 2006		June 30, 2006

	Current assets	Long-term receivables	Current assets	Long-term receivables
Receivables on guarantees honored	-	176	-	40
Foreign exchange portfolio	3,534,280	128,356	2,471,383	26,480
Deferred taxes (See Note 19(a))	1,466,620	1,432,340	1,273,386	1,548,081
Negotiation and intermediation of securities	541,527	-	228,119	214
Income receivable	366,521	16,920	227,291	9,027
Sundry	4,545,622	3,120,585	4,489,151	3,159,059
Total	10,454,570	4,698,377	8,689,330	4,742,901

“Foreign exchange portfolio” includes R$2,456,520 (June 30, 2006 - R$2,099,299) of unsettled exchange purchases and R$1,180,289 (June 30, 2006 – R$371,958) of rights on foreign exchange sold, net of contracted advances.

“Other credit – sundry” includes, basically, credit card operations – in the amount o R$ 1,557,127 (June 30, 2006 –R$ 1,471,197 ); insurance premium in the amount of R$ 1,084,614 (June 30, 2006 – R$ 1,228,393 ); escrow deposits for civil and labor suits in the amount R$ 2,043,857 (June 30, 2006 – R$ 2,187,991 ); prepaid taxes in the amount of R$ 884,960 (June 30, 2006 – R$ 892,680 ) and notes and credits receivable in the amount R$ 913,450 (June 30, 2006 –R$ 820,474 ).

8. Other Assets

Represented mainly by prepaid expenses.

	Consolidated

	September 30,	June 30,
	2006	2006
Commissions on debt placements	408,550	312,706
Exclusive contracts on banking services rendered	439,854	58,840
Advance of private pension’s sponsor contributions	216,036	191,683
Advertising and publicity	16,980	16,070
Prepaid tax and rates	11,595	16,635
Others	29,861	70,690
Total	1,122,876	666,624
Current	458,729	359,228
Long-term	664,147	307,396

9. Investments

(a) Subsidiary company (Parent Company)

	Unibanco – União de Bancos Brasileiros S.A.

	September 30, 2006	June 30, 2006
Information on investment
Number of shares held (with no par value)
Common	1,467,184,984	1,467,184,984
Preferred	160,080,856	159,322,608
Participation in common stock - %	97.080	97.080
Total participation (direct) - % (1)	58.131	58.136
Stockholders’ equity	9,609,979	9,815,894
Capital	8,000,000	8,000,000
Net income for the quarter	106,117	547,910
Net income for the period	1,174,472	1,068,355
Investment value	5,586,370	5,706,503
Equity in results for the quarter	52,847	311,037
Equity in results for the period	650,884	598,037
_________________
(1) The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(i) The amounts of dividends receivable from Unibanco in the period was R$117,843 (June 30, 2006 – R$199,668)

(b) Consolidated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gain in the amount of R$16,698 (Nine-months ended September 30, 2006 – exchange losses in the amount of R$49,152), were recognized as “Other operating expense”, in respect of the losses, and as “Other operating income”, in respect of the gains. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands) direct and indirect				Adjusted

					net income (loss)

			Percentage holding (%) Consolidated	Adjusted stockholders equity	Quarter ended September 30, 2006	Nine-months ended September 30, 2006

	Common	Preferred
Investment of Unibanco

Subsidiary companies
Unipart Participações Internacionais Ltd. (1)	2,778	-	100.000	2,507,980	17,908	101,107
Banco Fininvest S.A .(4)	8	2	100.000	1,495,324	(16,160)	(21,541)
Unicard Banco Múltiplo S.A .	147,432,552	91,811,816	100.000	1,200,334	(40,384)	145,338
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	1,455,955	57,809	251,511
Fininvest Negócios de Varejo Ltda.(3)	60,790,001	-	100.000	646,454	153	153
Banco Dibens S.A.	20,085,509	-	100.000	475,259	10,125	12,972
Unibanco Companhia de Capitalização	4,194	-	100.000	373,282	34,766	78,467
Dibens Leasing S.A. – Arrendamento Mercantil	81,087	-	99.999	329,235	4,029	17,598
Banco Único S.A.	2,768,397	2,768,397	100.000	268,165	9,247	24,827
Interbanco S.A .	20,000	-	99.999	123,175	17,752	44,241
Unibanco Empreendimentos e Participações Ltda.	201,910	-	100.000	235,124	4,886	11,345
Unibanco Investshop Corretora de Valores
Mobiliários e Câmbio S.A .	4,955	4,955	100.000	107,209	3,317	9,906
Maxfácil Participações (2)	11	-	49.986	172,817	1,789	1,789
AIG Brasil Companhia de Seguros	54,214	-	49.999	109,230	1,887	4,755
Unibanco Negócios Imobiliários Ltda.	55,664	-	100.000	52,551	280	1,179
Unibanco Asset Management – Banco de Investimento S.A. (2)	1,468	1,468	100.000	23,928	3,772	5,864
Unibanco Empreendimentos Ltda.	113,823	-	100.000	114,421	1,465	2,489
Unibanco Serviços de Investimento Ltda.	100	-	100.000	9,012	7,475	20,711
BWU Comércio e Entretenimento Ltda.	67,562	-	59.792	49,940	(3,240)	(10,361)

Jointly controlled companies(i)
Banco Investcred Unibanco S.A . - (Ponto Cred)	95	-	49.997	181,240	15,849	39,036
Redecard S.A.	200	400	31.943	128,015	63,755	224,242
Serasa S.A.	366	349	19.174	190,905	26,949	77,130
Tecnologia Bancária S.A.	762,278	-	20.300	154,673	4,867	20,478
Interchange Serviços S.A.	75,000,000	-	25.000	46,103	2,820	7,048
Companhia Hipotecária Unibanco – Rodobens	6,055	-	50.000	16,051	1,130	3,390

Investment of Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	112	11.174	1,655,790	101,567	406,864
AIG Brasil Companhia de Seguros	54,214	-	49.999	109,230	1,887	4,755

			Percentage holding (%)		Adjusted
	Number of shares or quotas (in thousands) direct and indirect				net income (loss)

					Quarter ended September 30, 2006	Nine-months ended September 30 , 2006
				Adjusted stock holders equity
Main direct, indirect and jointly controlled subsidiary companies invested by

	Commom	Preferred
Unipart Participações
Hipercard Banco Múltiplo S.A .	95,738	-	19.293	793,935	(48,349)	(2,332)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	671,295	11,962	37,139
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	159,091	2,737	8,472
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	44,424	10,320	31,399
Unibanco AIG Seguros S.A .
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	308,798	11,270	49,274
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	67,924	4,078	12,894
IRB – Brasil Resseguros S.A.	-	112	11.174	1,655,790	101,567	406,864
Banco Fininvest S.A .
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	20,157	220	9,850
Unicard Banco Múltiplo S.A.	-	-	-	-	-	-
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	793,935	(48,349)	(2,332)

(i) The percentage shown in the consolidated column refers to the parent companies' percentage holding.

(1) The Board of Directors Meeting held in first half of 2006, approved the capital increase on Unipart Participações Internacionais Ltd. in the amount of R$1,489,420.

(2) During third quarter Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of company capital.

(3) In accordance with the Quotas assignment agreement of September, 2006, Fininvest Negócios de Varejo Ltda. became a company controlled by Unibanco –União de Bancos Brasileiros S.A

(4) The Extraordinary Shareholders’ Meeting held in August, 2006, approved the increased the capital of Banco Fininvest in the amount of R$800,000, through the issue of 5.588 shares, fully subscribed by Unibanco – União de Bancos Brasileiros S.A.

(c) Goodwill on companies’ acquisition

The goodwill on companies’ acquisition are based on the expectation of future earnings, and from the third quarter of 2006 on the amortization period changed from 10 to 5 years. The accelerated depreciation of goodwill has been classified in a separated line as "Acceleration of Goodwill Amortization" in the Statement of Income. See Note 25(c)

The goodwill balance shown in the Consolidated quarterly information and the amount amortized were as follows:

	Balance to be amortized			Amortization

			Quarter	Nine-month	Quarter	Nine-month
			ended	ended	ended	ended
	September	June	September	September	September	September
	30, 2006	30, 2006	30, 2006	30, 2006	30, 2005	30, 2005
Fininvest	-	273,272	273,272	291,604	7,786	23,359
Hipercard	204,932	325,065	120,133	141,333	10,600	24,103
Modelo (1)	155,275	171,698	16,423	23,888	-	-
Maxfácil (2)	84,084	-	1,425	1,425	-	-
Other	153,719	219,482	85,910	103,870	10,159	32,639
Total	598,010	989,517	497,163	562,120	28,545	80,101

Amortization of the period (Note 18(b))			33,370	98,327	28,545	80,101
Accelerated amortization of goodwill			463,793	463,793	-	-
____________________
(1) Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement firmed with retailer partner. The goodwill is based in the expected period of benefit of investment withheld for this company.
(2) During third quarter Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of company capital. Goodwill paid in this transaction in based on future profitability expectation.

10. Fixed Assets

		Consolidated

	September 30,	June 30,
	2006	2006
Land and building	619,390	618,813
Other fixed assets	1,522,003	1,488,744
Accumulated depreciation	(1,290,781)	(1,251,775)
Total	850,612	855,782

11. Deposits

			Consolidated

	September 30, 2006		June 30, 2006

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Demand deposits	4,468,772	-	4,403,640	-
Savings deposits	5,557,630	-	5,187,373	-
Interbank deposits	38,141	-	90,065	-
Time deposits	11,348,921	15,271,927	12,931,529	16,066,667
Other deposits	195	-	233	-
Total	21,413,659	15,271,927	22,612,840	16,066,667

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 13.44% (June 30, 2006 – 13.70%) per annum, and are payable up to October 15, 2007.

(b) Euronotes

			Consolidated

Maturity	Currency	September 30, 2006	June 30, 2006
Less than 3 months	US$	347,405	361,803
	EUR	679	6,713
	R$	-	1
		348,084	368,517
From 3 to 12 months	US$	153,138	154,382
	EUR	3,205	654
	R$	-	54
		156,343	155,090
From 1 to 3 years	US$	380,723	39,345
	EUR	78	2,952
		380,801	42,297
From 3 to 5 years	US$	35,994	50,177
	R$	255,808	266,883
		291,802	317,060
From 5 to 15 years	US$	9,422	10,182
Total		1,186,452	893,146

The average interest of issues in foreign currency was 2.80% (June 30, 2006 – 2.48%) per annum.

(c) The other issues totaled R$23,019 (June 30, 2006 - R$23,321) with maturities up to August 4, 2010 and an average interest rate of 4.69% (June 30, 2006 – 4.76%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.12% (June 30, 2006 – 5.44%) per annum.

14. Contingent Assets and Liabilities and Legal liabilities

(a) Contingent Assets

During the quarter ended September 30,2006, contingent assets were not recognized.

(b) Contingent Liabilities classified as probable and Legal liabilities – Taxes and Social Security.

Unibanco Holdings and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims.

The provision for labor claims is based on the historic average of payments made.

Civil litigation is represented mainly by the personal and moral injury related, among other reasons, to devolutions of checks, protests of notes considered not due and past economic plans. The amount accrued represents the evaluation of the administration, considering the probability of loss in those lawsuits, recorded as a provision, based on average of payments made or, when applicable, in accordance of the opinion of Legal Counsel Advisers.

In the case of the legal liabilities – Taxes and Social Security, liabilities are recognized at the full amount being questioned, independently of the probability of loss or the evaluation of its respective Legal Counsel Advisers. At September, 30 2006, Unibanco Holdings and its subsidiaries maintain provision for such causes in the amount of R$128,521 (June 30, 2006 – R$106,578) and R$1,696,097 (June 30, 2006 – R$1,749,444) in Unibanco Holdings and in Consolidated, respectively, mainly: (i) the contestation of widening of the basis of calculation of Profit Participation Program - PIS and Tax and Social Security Financing - COFINS by law 9.718, in the amount of R$17,971 (June 30, 2006 – R$17,624) in Unibanco Holdings and R$865,811 (June 30, 2006 – R$813,434) in Consolidated whose probability of loss is considered remote and (ii) collection of CPMF on leasing transaction, in the amount of R$187,582 (June 30, 2006 – R$171,522) in Consolidated, whose probability of loss is possible; and (iii) collection of PIS and COFINS to payment of interest on capital, in the amount of R$110,550 (June 30, 2006 – R$88,954) in Unibanco Holdings and Consolidated, whose probability of loss is remote.

On November 9, 2005, the Supreme Court – STF in a plenary session, rendered a decision on four individual cases concerning the widening of the basis of calculation of Employees’ PIS and COFINS, declaring unconstitutional the taxation of revenues that are not in conformity with the concept of revenue. The provision described above, was maintained by prudence and observing the orientation of the Brazilian Institute of Accountants – IBRACON, as well as the eventual recoverable value.

Provisions established and respective variations in the nine-months period are as follow:

(b.1) Balance sheet.

	Parent Company			Consolidated

	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Tax litigation	128,521	106,578	1,970,231	2,045,863
Labor litigation	-	-	513,633	631,267
C ivil litigation	-	-	406,145	411,988
Total	128,521	106,578	2,890,009	3,089,118

Recorded in Other
- Taxes and Social	128,521	106,578	1,970,231	2,045,863
- Others (Note 15(d))	-	-	919,778	1,043,255
	128,521	106,578	2,890,009	3,089,118

(b.2) Changes in and the related fiscal labor and civil litigation provision:

	Parent Company			Consolidated

	Quarter ended September 30, 2006	Nine-month ended September 30, 2006	Quarter ended September 30, 2006	Nine-month ended September 30, 2006
Balance at the beginning of the period	106,578	97,675	3,089,118	2,802,131
Balance of acquired/
merged company	-	-	8,324	8,344
Provision charged (1)	21,943	30,846	303,134	845,150
Payments (2)	-	-	(510,567)	(765,616)
Balance at the end of the period	128,521	128,521	2,890,009	2,890,009

________________
(1) In June 2006, in Consolidated considers the effects arising from prior year adjustments, for adequacy to requirements of Deliberation CVM nº 489 of October 2005, (see Note 17 (g)).

(2) Consider the judicial deposit charges and the decision of the conglomerate to exercise the option related to MP (Provisional Measure) number 303 of 06.29.2006 (fiscal amnesty), in the amount R$ 165,437 in Consolidated

(c) Contingency liabilities whose loss is considered possible.

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims. The administration, based on the opinion of their legal advisors, classifies the lawsuits on the basis of the perspective of success. Thus, provisions for claims whose probability of loss is possible, are not recognized, being the mainly, referring to the deductible of interests and tributes whose requirement liability is suspended in the amount of R$272,358 (June 30, 2006 - R$321,056). Due to a recent favorable pattially decision by the tax authority, the total amount of the tax assesment has been reduced during the third quarter 2006.

15. Other Liabilities

			Parent Company

	September 30, 2006		June 30, 2006

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Social and statutory	101,327	-	171,640	-
Taxes and social security	33,310	128,521	22,277	116,092
Sundry	4	-	4	-
Total	134,641	128,521	193,921	116,092

			Consolidated

	September 30, 2006		June 30, 2006

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Collection of taxes and other contributions	936,685	-	527,874	-
Foreign exchange portfolio	2,269,467	127,988	988,298	26,683
Social and statutory	332,712	-	529,752	-
Taxes and social security	654,439	2,200,470	717,107	2,283,604
Negotiation and intermediation of securities	224,411	-	224,592	-
Accounts payable for purchase of assets	-	-	1,226	-
Technical provision for insurance, annuity
products and retirement plans	6,475,655	1,889,086	6,170,701	1,928,503
Subordinated debt	47,156	2,740,814	23,210	2,714,801
Sundry	4,429,726	2,353,639	4,210,411	2,508,042
Total	15,370,251	9,311,997	13,393,171	9,461,633

(a) Other liabilities - Foreign exchange portfolio includes, mainly, R$2,471,399 (June 30, 2006 – R$2,143,600) of obligations for exchange purchased, R$1,316,848 (June 30, 2006 – R$451,078) of unsettled exchange sales and R$(1,391,237) (June 30, 2006 – R$(1,538,072)) of advances on exchange contracts.

(b) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement		Annuity Products		Total

	September 30,	June 30,	September 30,	June 30,	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006	2006	2006	2006	2006
Provision for unearned
premiums	841,949	783,014	-	-	-	-	841,949	783,014
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	230,606	226,131	7,174	8,745	-	-	237,780	234,876
Mathematical provision
benefits to be
granted	402,856	363,435	5,400,872	5,240,005	-	-	5,803,728	5,603,440
Mathematical provision
for benefits granted	3,960	3,809	391,605	385,939	-	-	395,565	389,748
Unsettled claims	302,792	303,560	671	629	-	-	303,463	304,189
Provision for draws
and redemptions	-	-	-	-	551,786	551,265	551,786	551,265
Other provisions	3,688	3,495	226,409	228,804	373	373	230,470	232,672
Total of technical
provisions	1,785,851	1,683,444	6,026,731	5,864,122	552,159	551,638	8,364,741	8,099,204
Short-term	1,784,670	1,682,312	4,138,826	3,936,751	552,159	551,638	6,475,655	6,170,701
Long-term	1,181	1,132	1,887,905	1,927,371	-	-	1,889,086	1,928,503

(c) Subordinated debt

				Consolidated

			Remuneration	September 30,	June 30,
	Issue	Maturity	per annum	2006	2006
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	429,219	417,826
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	431,060	422,458
Line of credit (3)	December 2004	December 2009	4.74%	333,038	325,258
Perpetual Non-
cumulative Junior
Subordinated
Securities (4)	July 2005	Indeterminated	8.70%	1,103,388	1,098,365
Subordinated time
deposits (5)	December 2002	December 2012	102% of C DI	491,265	474,104
Total				2,787,970	2,738,011
Short-term				47,156	23,210
Long-term				2,740,814	2,714,801

___________________
(1) The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(4) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(5) Subordinated time deposits can be redeemed from December 2007.

(d) “Other liabilities – sundry”, includes, basically, payable to merchants-credit card in the amount of R$ 3,020,979 (June 30, 2006 -R$2,702,910); sale of rights of receipt of future flow of payment orders abroad in the amount of R$ 1,510,198 (June 30, 2006 – R$1,514,642); provision for labor and civil litigations in the amount of R$ 919,778 (June 30, 2006 - R$1,043,255); payable related to insurance companies in the amount of R$ 469,643 (June 30, 2006 - R$541,902) and provisions for payroll and administrative expenses in the amount of R$ 490,455 (June 30, 2006 - R$456,225).

(e) Other liabilities in the parent company refer to interest on own capital payable in the amount of R$101,327 (June 30, 2006 - R$171,640) and provision for tax litigation in the amount of R$128,521 (June 30, 2006 – R$106,578).

16. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions established by Unibanco and the employees until October, 2004. After that only the employees contributed for the program.

Presently, a defined contribution pension plan is offered for the employees, which is administered by closed private entity through UBB–Prev – Previdência Complementar (new name of Trevo – Instituto Bandeirantes de Seguridade Social. This new program is sponsored by Unibanco and its employees.

During the quarter ended September 30, 2006, the company sponsor contributions totaled R$7,292 (Nine- month ended September 30, 2006 – R$18,483) in Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to September 30, 2006, the options activity was as follows:

				Exercise
				Price per
Issuance		Vesting period	Exercise period	Unit (R$)				Quantity

Nº	Date	until	until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	5,093,513	4,378,396	2,904,091
2	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	45,334	-	22,666
3 and 4	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4.200	560,000	241,334	-	318,666
5 to 7	4th quarter 2002	11.20.2007	11.19.2008	Up to 3.452	700,000	166,668	400,000	133,332
8 to 10	1st quarter 2003	03.10.2008	03.09.2009	Up to 4.085	446,000	80,000	206,000	160,000
11 to 15	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5.150	3,464,000	200,000	1,244,000	2,020,000
16	3rd quarter 2003	09.02.2008	09.01.2009	Up to 4.917	6,226,000	1,092,179	1,771,998	3,361,823
17 and 18	4th quarter 2003	12.17.2008	12.16.2009	Up to 5.750	480,000	-	360,000	120,000
19 and 20	1st quarter 2004	02.01.2009	01.31.2010	Up to 6.881	600,000	-	-	600,000
21 to 23	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7.016	1,012,240	-	-	1,012,240
24 to 26	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7.133	1,560,000	-	20,000	1,540,000
27	1st quarter 2005	02.01.2010	01.31.2011	Up to 8.385	8,440,000	-	950,000	7,490,000
28	2nd quarter 2005	05.03.2010	05.02.2011	Up to 9.822	50,000	-	50,000	-
29	3rd quarter 2005	09.19.2010	09.18.2011	Up to 10.637	120,000	-	-	120,000
30 to 33	3rd quarter 2006	08.30.2011	08.29.2012	Up to 15.543	630,000	-	-	630,000
General Position					36,732,240	6,919,028	9,380,394	20,432,818

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Holdings and Unibanco.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unitary cost were adjusted in according with the issuance of new shares (Bonificação de ações) proposed at June 29, 2006.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	September 30, 2006			June 30, 2006

	Outstanding	Treasury
	shares	stocks	Total	Total
Common	553,735,904	-	553,735,904	553,735,904
Preferred	1,073,529,974	16,321,809	1,089,851,783	1,089,851,783

Total	1,627,265,878	16,321,809	1,643,587,687	1,643,587,687

Preferred shares have no voting rights are entitled to receive (i) a semi-annual minimum dividend of R$0.15 (fifteen cents) per twenty shares or semi-annual priority dividend of 1.5% per share, at book value resulting in an annual priority dividend of 3% (three percent) per share, at book value, each one is greater; (ii) in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) will be adjusted to new shares quantity of preferred shares; (iii) in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iv) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i).

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Holdings and by a preferred share issued by Unibanco and is traded in the Brazilian market, the unitary cost ascribed to the additional Units granted (the stock dividend) is R$ 5.450842.

At the Extraordinary Shareholders Meeting realized on June 29, 2006 was approved the increase of the corporate capital in the amount of R$2,691,926 through equal capitalization of retained earnings, with the issuance of 813,253,815 new shares to the shareholders, in 100% proportion, and the record date on July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unitary cost that will be ascribed to the new shares is R$3.310068 to Unibanco Holdings’ shares and R$2.140774 to Unibanco’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

During the third quarter of 2006, was provisioned R$101,327 of interest on own capital was calculated in accordance with article 9 of Law no. 9249/95, generating a fiscal benefit in the amount of R$34,451. The amount will be included in the minimum mandatory dividends of the year, net of applicable tax.

In July 2006 the Board of Directors approved the payment of interest on capital to the shareholders, previously accrued in the amount of R$171,640, comprising the interest on capital related to the second quarter of 2006, in the amount of R$54,916 and a complement interest on capital related to the first quarter of 2006 in the amount of R$116,724, amounting to R$0.1055 (R$0.0897 net of applicable tax) per common share and R$0.1055 (R$0.0897 net of applicable tax) per preferred shares. The payment was on July 31, 2006.

The Units had interest on capital of R$0.2408 (R$0.2047 net of applicable tax), being R$0.1055 (R$0.0897 net of applicable tax) from Unibanco Holdings and R$0.1353 (R$0.1150 net of applicable tax) from Unibanco. The GDR had interest on capital of R$2.4084 (R$2.0471 net of applicable tax).

In October 2006 the Board of Directors approved the payment of interest on capital to the shareholders, previously accrued in the amount of R$54,942, comprising the interest on capital related to the third quarter of 2006, to R$0.0338 (R$0.0287 net of applicable tax) per common share and R$0.0338 (R$0.0287 net of applicable tax) per preferred shares. The payment was on October 31, 2006.

The Units had interest on capital of R$0.0765 (R$0.0650 net of applicable tax), being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDR had interest on capital of R$0.7647 (R$0.6500 net of applicable tax).

As Company announcement in October 26th, 2006, the distribution of total amount of interest on the capital stock/dividends, was not affected by the effect of the goodwill amortization acceleration, mentioned in Note 25 (c).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock

During the nine-month period ended September 30, 2006, as per shares – Performance the buy back program (Note 16(b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program the following changes in treasury stock occurred:

	Quarter ended September		Nine-month period ended
	30, 2006		September 30, 2006

	Quantity of	R$	Quantity of	R$
	shares	thousands	shares	thousands
Balance at the beginning of the period	17,080,057	110,234	17,732,566	114,445
Treasury stocks exchanged	(758,248)	(4,894)	(1,410,757)	(9,105)
Balance at the end of the period	16,321,809	105,340	16,321,809	105,340

The average cost per share was R$15.92 per repurchased Units. The minimum and maximum price per share were R$13.61 and R$16.29, respectively.

(e) Changes in stockholders’ equity

	Quarter ended September 30, 2006	Nine-month period ended September 30, 2006
Beginning balance	5,743,880	5,456,833
Prior year adjustments	(7,414)	(60,036)
Revaluation reserve of subsidiary companies	(12)	(53)
Fair value adjustments - marketable securities and derivatives	(50,226)	(82,793)
Conversion of UBB stocks for Unibanco Holdings stock	4.894	9,105
Net income for the period	42,760	609,923
Interest on own capital proposed	(101,327)	(300,424)
Balance ended	5,632,555	5,632,555

(f) Prior year adjustments

This amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489 of 2005.

18. Other Operating Income and Expenses

(a) Other operating income

				Consolidated

	Quarter ended September 30, 2006	Nine-month ended September 30, 2006	Quarter ended September 30, 2005	Nine-month ended September 30, 2005
Dividends/retained earnings received from
other investments, principally consortium	90,059	126,897	17,418	68,575
Monetary correction of income receivable	23	3,614	450	513
Other	12,489	76,862	6,851	62,144
Total	102,571	207,373	24,719	131,232

(b) Other operating expenses

				Consolidated

	Quarter ended September 30, 2006	Nine-month ended September 30, 2006	Quarter ended September 30, 2005	Nine-month ended September 30, 2005
Provision for labor and civil litigations	243,077	389,107	113,015	331,612
Expense related to checks and billing, net	60,451	166,630	58,500	148,779
Foreign branches’ and subsidiary
exchange loss	(16,698)	49,152	41,546	190,953
Amortization of goodwill on subsidiaries
acquired	33,370	98,327	28,545	80,101
Other	175,608	419,162	58,972	202,319
Total	495,808	1,122,378	300,578	953,764

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

			Parent Company

	June 30,			September 30,
	2006	Constitution	Realization	2006
Other provisions not currently	35,728	5,566	-	41,294
Sub-total	35,728	5,566	-	41,294
Other provisions not currently
deductible	(9,514)	-	(3,899)	(5,615)
Net deferred tax assets	26,214	5,566	(3,899)	35,679
Deferred tax assets	35,728			41,294
Deferred tax liabilities	9,514			5,615

			Consolidated

	December 31,			September 30,
	2005	Constitution	Realization	2006
Other provisions not currently	32,716	8,578	-	41,294
Sub-total	32,716	8,578	-	41,294
Other provisions not currently
deductible	-	(9,514)	(3,899)	(5,615)
Net deferred tax assets	32,716	(936)	(3,899)	35,679
Deferred tax assets	32,716	-	-	41,294
Deferred tax liabilities	-	-	-	5,615

					Consolidated

				Balance of
	June 30,			acquired	September
	2006	Constitution	Realization	companies	30, 2006
Allowance for credit losses	613,764	135,722	104,997	-	644,489
Other provisions not currently
deductible (1)	1,151,414	284,230	310,390	-	1,125,254
Tax loss and negative basis of
contribution carry-forwards	579,107	28,701	-	-	607,808
Social contribution carry-
(Provisional Measure 2158-35)	453,085	1,410	-	-	454,495
Subtotal	2,797,370	450,063	415,387	-	2,832,046
Adjustment at fair value of
securities available for sale and
derivative financial instruments	24,097	42,788	(29)	-	66,914
Deferred tax obligations	(96,649)	(6,081)	(6,564)	-	(96,166)
Net deferred tax assets	2,724,818	486,770	408,794	-	2,802,794
Deferred tax assets	2,821,467				2,898,960
Deferred tax liabilities	96,649				96,166

					Consolidated

				Balance of
	December 31,			acquired	September
	2005	Constitution	Realization	companies	30, 2006
Allowance for credit losses	565,002	432,457	352,527	(443)	644,489
Other provisions not currently
deductible	1,008,901	818,967	703,130	516	1,125,254
Tax loss and negative basis of
contribution carry-forwards	621,278	111,588	125,058	-	607,808
Social contribution carry-
(Provisional Measure 2158-35)	476,048	-	21,553	-	454,495
Subtotal	2,671,229	1,363,012	1,202,268	73	2,832,046
Adjustment at fair value of
securities available for sale and
derivative financial instruments	(9,670)	76,565	(30)	(11)	66,914
Deferred tax obligations	(55,403)	(47,416)	(6,653)	-	(96,166)
Net deferred tax assets	2,606,156	1,392,161	1,195,585	62	2,802,794
Deferred tax assets	2,661,559				2,898,960
Deferred tax liabilities	55,403				96,166
______________
(1) The amount of R$ 6,146 resulting from the requirements of Deliberation CVM nº 489 in October, 2005 (see Note 17 (f)).

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On September 30, 2006, the expected realization of deferred taxes is as follows:

	Parent Company				Consolidated

			Social contribution
Year	Other	Total	(Provisional Measure 2158-35)	Other	Total
2006	-	-	44,817	277,832	322,649
2007	5,591	5,591	39,518	1,402,102	1,441,620
2008	35,703	35,703	59,515	365,175	424,690
2009	-	-	85,404	195,128	280,532
2010	-	-	92,687	115,167	207,854
2011	-	-	111,097	21,692	132,789
2012 to 2016	-	-	21,457	455	21,912
Total	41,294	41,294	454,495	2,377,551	2,832,046

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$34,936 in Parent Company and R$2,433,995 in Consolidated.

(b) Income tax and social contribution income (expenses)

			Parent Company

	Quarter ended September 30, 2006	Nine-month ended September 30, 2006	Quarter ended September 30, 2005	Nine-month ended September 30, 2005
Income before income tax and social
contribution, net of profit sharing	46,282	623,754	265,915	749,190
Income tax and social contribution
at a rate of 25% and 9%	(15,736)	(212,076)	(90,411)	(254,725)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange
rate variation on subsidiaries abroad	17,968	221,301	93,438	263,816
Interest on capital paid , net	(5,613)	(17,456)	(4,959)	(15,515)
Permanent differences (net)	(141)	(5,600)	(4,075)	(11,517)
Income tax and social contribution for
the period	(3,522)	(13,831)	(6,007)	(17,941)

				Consolidated

	Quarter ended September 30, 2006	Nine-month ended September 30, 2006	Quarter ended September 30, 2005	Nine-month ended September 30, 2005
Income before income tax and social
contribution, net of profit sharing	103,264	1,538,450	683,606	1,878,269
Income tax and social contribution
at a rate of 25% and 9%	(35,110)	(523,073)	(232,426)	(638,612)
Adjustments to derive effective tax rate:
Equity in the results of associated
companies	10,101	(377)	(9,310)	(55,047)
Interest on capital paid , net	70,736	215,140	74,837	187,544
Permanent differences (net)	(32,646)	5,269	(9,638)	23,934
Income tax and social contribution for
the period	13,081	(303,041)	(176,537)	(482,181)

20. Commitments and Guarantees

		Consolidated

	September 30,	June 30,
	2006	2006
Co-obligation and risks for guarantees
provided	9,581,321	9,503,373
Assets under management (mainly mutual
investment funds)	42,475,478	41,081,025
Lease commitments	18,017	24,880

21. Related-Party Transactions (Parent Company)

	September 30,	June 30,
	2006	2006
Assets
Cash and due from banks	25	29
Financial application
.Debentures	41,805	12,242
.Interbank deposits	85,062	96,988
Interest on own capital	117,843	199,668

Liabilities
Sundry	4	4

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2006	2005	2005
Revenues
Financial income	3,253	10,670	3,362	8,030
Expenses
Other administrative	8	24	8	26

22. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit is intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems..

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

The management of these risks in Unibanco is carried out by an independent internal structure of Risk Management.

(d) Financial instruments recorded in the financial statements and their to fair values are as follows:

				Consolidated

	September 30, 2006			June 30, 2006

	Book value	Fair value	Book value	Fair value

Assets
Interbank deposits	4,302,105	4,358,660	4,889,463	4,922,093
Marketable securities	23,776,820	23,954,088	20,723,525	20,861,199
Lending operations	34,731,415	34,858,874	33,828,612	33,893,686
Derivatives, net	107,164	107,164	293,288	293,288

Liabilities
Interbank deposits	38,141	38,141	90,065	90,065
Time deposits	26,705,910	26,711,761	29,095,184	29,096,064
Mortgage notes	823,759	825,081	719,141	722,179
Resources from securities issued
abroad	1,209,471	1,207,058	916,467	937,301
Subordinated debt (Note 15(b))	2,787,970	2,845,416	2,738,011	2,720,194
Other liabilities (Note 15(c))	1,510,198	1,484,389	1,514,642	1,466,968
Treasury stocks	105,340	130,803	110,234	243,476

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the year for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the year for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at September 29, 2006 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	September 30, 2006		June 30, 2006

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(7,839,189)	(7,839,189)	(11,688,736)	(11,688,736)
Currencies	(2,224,960)	(2,224,960)	(1,454,346)	(1,454,346)
Interbank interest rate	(4,636,881)	(4,636,881)	(9,563,196)	(9,563,196)
Exchange coupon	(986,129)	(986,129)	(671,194)	(671,194)
Indice	8,781	8,781	-	-
Forward contracts	866,615	853,217	627,208	612,333
Currencies	2,963,157	2,914,766	2,527,902	2,474,898
Fixed interest rate	(2,099,135)	(2,064,142)	(1,900,694)	(1,862,565)
Interbank interest rate	2,593	2,593	-	-
Swap contracts	374,944	293,245	277,935	377,535
Currencies	(3,876,058)	(3,876,830)	(3,324,798)	(3,328,160)
Interbank interest rate	2,332,321	2,380,209	2,271,145	2,192,144
Fixed interest rate	64,013	(20,650)	87,275	140,266
Other	1,854,668	1,810,516	1,244,313	1,373,285
Swap contracts with	-	-	-	-
daily reset	(715,943)	(715,943)	(739,660)	(739,660)
Currencies	(715,943)	(715,943)	(739,660)	(739,660)
Third curve swap
contracts	21,157	32,499	27,792	43,548
Currencies	(354,941)	(353,644)	(722,651)	(719,352)
Interbank interest rate	558,638	567,268	565,110	576,501
Fixed interest rate	(182,540)	(181,125)	185,333	186,399
Option contracts
Purchased options	235,603	133,623	582,346	471,294
Purchase	212,346	89,224	322,257	206,748
Currencies	59,365	42,674	129,801	59,034
Interbank interest rate	152,981	41,213	192,456	147,714
Stocks	-	5,337	-	-
Sale	23,257	44,399	260,089	264,546
Currencies	6,765	3,134	253,407	255,646
Fixed interest rate	16,492	40,217	6,682	8,900
Stocks	-	1,048	-	-
Sale option	379,723	268,863	549,348	480,997
Purchase	278,803	97,121	386,264	251,547
Currencies	133,816	61,210	208,322	109,884
Interbank interest rate	144,987	32,036	177,942	141,663
Stocks	-	3,875	-	-
Sale	100,920	171,742	163,084	229,450
Currencies	65,657	59,387	136,743	175,301
Interbank interest rate	35,263	112,070	26,341	54,149
Stocks	-	285	-	-
________________________________________
(1) Include the net balance of short position (long position).
(2) For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$66,380,581 (June 30, 2006 - R$64,405,154) with respect to purchase commitments and R$57,819,200 (June 30, 2006 - R$60,249,045) with respect to sale commitments.

On September 30, 2006, there were future transactions of and R$9,068,711 (June 30, 2006 - R$10,108,048), swap contracts in the amount of and R$1,327,498 (June 30, 2006 - R$1,269,260) and forward transactions in the amount of R$150,744 (June 30, 2006 - R$149,742) in Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net loss of applicable taxes and minority interest, during the year, in the amount of R$48,630 (June 30, 2006 – R$103), which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of September 30, 2006, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

						Consolidated

	September 30, 2006				June 30, 2006

		CETIP/				CETIP/
		Over the				Over the
Exposure at fair value	BM&F	counter	BOVESPA	Total	BM&F	counter	Total
Future contracts	(7,839,189)	-	-	(7,839,189)	(11,688,736)	-	(11,688,736)
Forward contracts	-	853,217	-	853,217	-	612,333	612,333
Swap contracts	(7,271)	300,516	-	293,245	25,822	351,713	377,535
Swap contracts with daily
reset	(715,943)	-	-	(715,943)	(739,660)	-	(739,660)
Third curve swap contracts	-	32,499	-	32,499	-	43,548	43,548
Option contracts
Purchased option	126,778	459	6,386	133,623	470,621	673	471,294
Sale option	263,246	1,456	4,161	268,863	478,436	2,561	480,997

(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$177,052 (June 30, 2006 - R$259,269) and are comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Consolidated

	September 30,	June 30,
	2006	2006
Assets
Less than 3 months	335,006	399,997
Between 3 months and 1 year	647,082	723,485
Between 1 and 3 years	246,801	230,346
More than 3 years	150,412	105,545
Total	1,379,301	1,459,373

Liabilities
Less than 3 months	308,000	391,869
Between 3 months and 1 year	759,541	601,568
Between 1 and 3 years	126,921	154,594
More than 3 years	77,675	18,054
Total	1,272,137	1,166,085

		Consolidated

	September 30,	June 30,
	2006	2006
Assets
Forward contracts	538,383	201,577
Swap contracts	671,780	741,995
Third curve swap contracts	35,515	44,507
Option contracts – premiums
paid	133,623	471,294
Total	1,379,301	1,459,373

Liabilities
Forward contracts	621,723	319,669
Swap contracts	378,535	364,460
Third curve swap contracts	3,016	959
Option contracts – premiums
received	268,863	480,997
Total	1,272,137	1,166,085

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

				Consolidated

				September 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	205,139	(5,038,995)	(3,373,268)	367,935	(7,839,189)
Forward contracts	710,851	110,517	13,174	18,675	853,217
Swap contracts	68,321	2,584	149,516	72,824	293,245
Swap contracts with daily reset	(259,965)	(126,575)	(329,403)	-	(715,943)
Third curve swap contracts	9,865	22,487	147	-	32,499
Option contracts
Purchased option	17,799	89,484	26,340	-	133,623
Sale option	52,272	185,062	31,529	-	268,863

				Consolidated

				June 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	2,869,166	(18,925,648)	4,044,970	322,776	(11,688,736)
Forward contracts	386,451	200,202	7,789	17,891	612,333
Swap contracts	45,811	96,026	147,457	88,241	377,535
Swap contracts with daily reset	(182,403)	(380,980)	(176,277)	-	(739,660)
Third curve swap contracts	13,154	30,394	-	-	43,548
Option contracts
Purchased option	147,903	262,607	60,784	-	471,294
Sale option	171,571	203,247	106,179	-	480,997

23. Statements of Cash Flows

	Parent Company

	Quarter	Nine-month
	ended	ended
	September 30,	September 30,
	2006	2006
Operating activities
Net income	42,760	609,923
Equity in results of subsidiary companies	(52,847)	(650,884)
Deferred taxes	(9,465)	(2,963)
Changes in assets and liabilities
Decrease (increase)in marketable securities	(17,638)	(39,737)
Decrease (increase) in other credits and other assets	(20,582)	(14,976)
Increase (decrease) in other liabilities	27,361	32,520
Net cash used in by operating activities	(30,411)	(66,117)

Investing activities
Interest on own capital received from subsidiary company	202,047	422,947
Net cash provided by investing activities	202,047	422,947

Financing activities
Interest on own capital paid	(171,640)	(356,822)
Net cash used in financing activities	(171,640)	(356,822)

Net increase (decrease) in cash and due from banks	(4)	8

Cash and due from banks at the beginning of the period	30	18
Cash and due from banks at the end of the period	26	26
Net increase (decrease) in cash and due from banks	(4)	8

	Consolidated

	Quarter	Nine-month
	ended	ended
	September 30,	September 30,
	2006	2006
Operating activities
Net income for the period	42,760	609,923
Provision for credit losses	189,145	471,564
Technical provisions for insurance, annuity
products and retirement plans	248,578	1,016,599
Deferred taxes	(37,626)	(169,302)
Reversal of foreclosed assets provision	1,671	5,105
Gain (loss) on sale of foreclosed assets and fixed assets	3,791	12,108
Amortization of goodwill on subsidiaries acquired	497,163	562,120
Equity in results of associated companies	(12,991)	(48,044)
Depreciation and amortization	98,786	291,158
Minority interest	73,585	625,486
Changes in assets and liabilities
Decrease (increase) in interbank investments	1,821,862	183,026
Decrease (increase)in marketable securities and
derivative financial instruments	(3,034,141)	(4,683,069)
Decrease (increase) in Central Bank compulsory deposits	44,175	(3,394)
Net change in interbank and interdepartmental accounts	218,118	41,160
Decrease (increase) in lending operations	(1,128,913)	(3,645,657)
Decrease (increase) in leasing operations	(306,997)	(613,284)
Net change in foreign exchange portfolio	217,701	378,684
Decrease (increase) in other credits and other assets	(640,609)	(100,392)
Increase (decrease) in other liabilities	336,168	455,742
Increase (decrease) in deferred income	(7,927)	(32,691)
Net cash used in operating activities	(1,375,701)	(4,643,158)
Investing activities
Dividends and interest on own capital received from subsidiary and
associated companies	290	30,771
Proceeds from sale of foreclosed assets	24,802	62,575
Purchase of/capital increase on investments in subsidiary and
associated companies	-	(23,676)
Goodwill on acquisition of subsidiary companies	(105,510)	(349,520)
Proceeds of/capital decrease on investments in subsidiary and
associated companies	3,298	35,203
Purchase of other investments	(4,938)	(9,317)
Proceeds of investments	-	24,695
Purchase of fixed assets	(39,455)	(108,229)
Proceeds from sale of fixed assets	29	2,950
Deferred charges	(37,502)	(345,946)
Minority interest	(121,796)	(500,736)
Net cash used in investing activities	(280,782)	(1,181,230)
Financing activities
Increase (decrease) in deposits	(1,993,921)	1,273,461
Increase (decrease)in securities sold under repurchase agreements	2,578,777	4,340,341
Increase (decrease)in resources from securities issued	1,301,275	1,369,001
Increase (decrease)in borrowings and onlending	26,651	(517,831)
Net change in treasury stock	4,894	9,105
Dividends paid	(171,640)	(356,822)
Net cash provided by financing activities	1,746,036	6,117,255
Net increase in cash and due from banks	89,553	292,867
Cash and due from banks at the beginning of the period	1,357,044	1,153,730
Cash and due from banks at the end of the period	1,446,597	1,446,597
Net increase in cash and due from banks	89,553	292,867

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

	September 30,	June 30,
Combined balance sheet	2006	2006
Assets
Current and long-term assets	14,933,931	14,660,156
C ash and due from banks	291,152	169,713
Interbank investments	1,262,581	2,031,443
Marketable securities	9,639,133	9,082,521
Interbank accounts	173,718	174,823
Lending and leasing operations	3,095,162	3,055,706
Other credits and other assets	472,185	145,950
Permanent assets	302,672	325,942
Total	15,236,603	14,986,098

Liabilities
Current and long-term liabilities	11,714,678	11,716,824
Deposits	2,560,583	2,691,440
Securities sold under repurchase agreements	2,648,975	2,872,050
Resources from securities issued	1,161,264	852,454
Interbank accounts	35,704	35,916
Borrowings and onlending	1,571,576	1,577,226
Derivative financial instruments	103,863	104,316
Other liabilities	3,632,713	3,583,422
Deferred income	7,341	6,335
Minority interest	3	3
Stockholders’ equity	3,514,581	3,262,936
Total	15,236,603	14,986,098

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
Combined statement of income	2006	2006	2005	2005
Revenue from financial intermediation	374,709	1,046,092	261,181	607,105
Expenses on financial intermediation	(184,913)	(561,606)	(182,981)	(413,425)
Reversal of provision for credit losses	(806)	(4,801)	10,337	80,728
Services rendered	19,480	57,651	35,249	58,657
Salaries, benefits, training and social security and	(21,587)	(52,190)	(13,377)	(44,989)
Financial transaction and other taxes	(996)	(2,772)	(2,339)	(6,474)
Other operating income (expenses)	(26)	2,836	(7,007)	23,997
Accelerated amortization of goodwill (Note 25 (c))	(25,555)	(25,555)	-	-
Non-operating income, net	(1,686)	(5,105)	(72)	784
Income tax and social contribution	(2,632)	(6,832)	-	-
Minority interest	(1)	(2)	-	-
Net income for the period	155,987	447,716	100,991	306,383

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

	September 30,	June 30,
Combined balance sheet	2006	2006
Assets
Current and long-term assets	9,835,494	9,746,505
Cash and due from banks	15,673	20,818
Marketable securities	8,180,897	8,008,968
Insurance credits and re-insurance	1,054,177	1,387,224
Other credits and other assets	584,747	329,495
Permanent assets	382,200	389,264
Total	10,217,694	10,135,769

Liabilities
Current and long-term liabilities	8,751,439	8,725,882
Technical provisions for insurance	1,785,851	1,683,444
Technical provisions for retirement plans	6,026,731	5,864,122
Insurance and re-insurance debts	420,311	488,613
Other liabilities	518,546	689,703
Deferred income	10,640	18,358
Stockholders’ equity	1,455,615	1,391,529
Total	10,217,694	10,135,769

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
Combined statement of income	2006	2006	2005	2005
Retained premiums	751,890	2,296,146	776,321	2,466,661
Provision for credit losses	-	-	(1,560)	(1,034)
Changes in technical reserves of insurance	(220,849)	(815,407)	(217,509)	(745,556)
Net claims incurred	(257,102)	(767,448)	(217,009)	(679,817)
Acquisition costs and other	(131,776)	(335,643)	(92,589)	(221,501)
Retained contributions income	101,743	506,785	-	-
Changes in technical reserves of private
retirement plan	29,064	(30,705)	(161,962)	(517,965)
Benefts and redemptions expenses	(132,150)	(478,924)	-	-
Other operating income	61,181	189,836	19,706	53,239
Other operating expenses	(48,180)	(148,393)	(42,667)	(168,462)
Salaries, benefits, training and social security	(42,600)	(105,633)	(21,403)	(93,363)
Administrative expenses	(43,185)	(116,430)	(48,491)	(112,914)
Financial transaction and other taxes	(11,916)	(28,068)	(27,673)	(77,323)
Financial income	232,438	765,344	238,125	699,926
Financial ex penses	(185,937)	(582,305)	(148,945)	(440,683)
Services rendered	-	-	39,890	127,266
Accelerated amortization of goodwill (Note 25 (c))	(8,330)	(8,330)	-	-
Non-operating income net	(17,394)	(14,695)	3,675	15,758
Income tax and social contribution	(13,107)	(58,300)	(18,630)	(58,411)
Profit sharing	(5,981)	(15,480)	(4,850)	(16,677)
Minority interest	-	(1,179)	(256)	(1,041)
Net income for the period	57,809	251,171	74,173	228,103

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Banco Múltiplo S.A. (61.414%) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

	September 30,	June 30,
Combined balance sheet	2006	2006
Assets
Current and long-term assets	6,335,016	5,476,465
C ash and due from banks	2,640	9,386
Interbank investments	684,856	3,840
Marketable securities	75,660	71,441
Interbank and interdepartmental accounts	17,333	12,040
Lending operations	2,381,079	2,364,683
Deferred tax and prepaid taxes	622,974	609,047
Other credits and other assets	2,550,474	2,406,028
Permanent assets	527,333	708,875
Total	6,862,349	6,185,340

Liabilities
Current and long-term liabilities	5,349,547	4,615,617
Deposits	1,930,649	1,320,000
Borrowings and onlendings	146,534	149,432
Resources from securities issued	219,643	222,923
Interbank and interdepartmental accounts	333	600
Derivative financial instruments	888	-
Taxes, social securities and provision for litigation	422,868	456,814
Other liabilities	2,628,632	2,465,848
Minority interest	311,441	330,098
Stockholders’ equity	1,201,361	1,239,625
Total	6,862,349	6,185,340

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
Combined statement of income	2006	2006	2005	2005
Revenue from financial intermediation	514,563	1,330,995	336,865	905,489
Expenses on financial intermediation	(59,462)	(151,100)	(54,532)	(143,816)
Provision for credit losses	(144,411)	(419,321)	(85,166)	(215,987)
Services rendered	132,191	488,301	175,963	449,686
Salaries, benefits, training and social security
and other administrative expenses	(185,186)	(480,587)	(148,578)	(392,780)
Acquisition costs and other	(61,689)	(183,462)	(61,277)	(161,090)
Financial transaction and other taxes	(11,166)	(59,243)	(6,926)	(123,955)
Other operating income (expenses)	(143,015)	(186,910)	(57,760)	(372,392)
Accelerated amortization of goodwill (Note 25 (c))	(122,142)	(122,142)	-	-
Non-operating income, net	4,393	12,809	(451)	1,351
Income tax and social contribution	33,197	(65,524)	(33,309)	25,393
Profit sharing	(6,078)	(11,271)	(2,922)	(6,994)
Minority interest	18,656	900	-	(8,778)
Income for the period (1)	(30,149)	153,445	61,907	(43,873)
________________
(1) In June of 2005, considers provision adjustment for assumed risk related to contingencies before acquisition of Banco Bandeirantes that had been indemnified. In 2006, include accelerated amortization of goodwill.

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Único Distribuidora de Títulos e Valores Mobiliários Ltda. (50%):

	September 30,	June 30,
Combined balance sheet	2006	2006
Assets
Current and long-term assets	5,322,005	4,492,653
Cash and due from banks	5,544	4,754
Interbank investments	1,429,989	647,880
Marketable securities	83,783	314,361
Interbank and interdepartmental accounts	41,087	35,113
Lending operations	2,087,358	2,082,778
Other credits and other assets	1,674,244	1,407,767
Permanent assets	149,035	435,472
Total	5,471,040	4,928,125

Liabilities
Current and long-term liabilities	3,215,187	4,068,790
Deposits	2,240,693	3,074,670
Interbank and interdepartmental accounts	38,161	35,317
Borrowings	3,406	2,454
Derivative financial instruments	428	560
Other liabilities	932,499	955,789
Minority interest	23,461	65,236
Stockholders’ equity	2,232,392	794,099
Total	5,471,040	4,928,125

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
Combined statement of income	2006	2006	2005	2005
Revenue from financial intermediation	472,974	1,496,238	511,150	1,424,586
Expenses on financial intermediation	(98,020)	(324,632)	(107,470)	(271,299)
Provision for credit losses	(194,044)	(665,827)	(211,467)	(499,000)
Services rendered	117,227	311,059	105,665	274,354
Salaries, benefits, training and social security
and other administrative expenses	(253,886)	(651,667)	(185,523)	(536,415)
Acquisition costs and other	(9,363)	(30,870)	(6,797)	(43,129)
Other operating income (expenses)	(20,974)	(75,174)	(12,518)	(51,196)
Financial transaction and other taxes	(35,726)	(101,832)	(39,069)	(112,293)
Accelerated amortization of goodwill (Note 25 (c))	(10,669)	(10,669)	-	-
Non-operating income, net	3	3	1	488
Income tax and social contribution	27,633	58,441	(3,293)	(17,250)
Profit sharing	(3,717)	(7,524)	(2,914)	(9,392)
Minority interest	760	792	(2,179)	(439)
Income for the period	(7,802)	(1,662)	45,586	159,015

25. Other Information

(a) Assets leased to third parties, in the amount of R$2,121,385 (June 30, 2006 – R$1,637,272), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,562,506 (June 30, 2006 – R$1,075,437) and the residual value received in advance from these lessees amounts to R$687,292 (June 30, 2006 – R$510,521), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At September 30, 2006, the insurance coverage on properties and other assets in use totaled R$1,112,297 (June 30, 2006 – R$1,133,398) in Consolidated.

(c) The effect of accelerated amortization of goodwill, as well the extraordinary provisions constituted in the quarter are described bellows:

Consolidated
Accelerated amortization of goodwill (Note 9(b))	(463,793)
Tax effects	157,746
Provision for credit losses	(49,500)
Provision for labor tax litigation	(107,947)
Minority interest	4,165
Total effects	(459,329)

* * *

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION	Corporate Legislation
NOTES TO THE FINANCIAL STATEMENTS	Date - September 30, 2006

COMMENTS ON PERFORMANCE FOR THE QUARTER

Brazilian Economy

During the third quarter 2006, the favorable macroeconomic figures were maintained in comparison to the previous quarter. During this period, mild inflation throughout the quarter caused the Central Bank to pursue a reduction in the Selic rate, which closed out the quarter at 14.25% p.a. In third quarter 2006, cumulative inflation (measured by IPCA) was 0.45%, up from 0.1% in the previous quarter, but still bellow the goal for the quarter.

Less volatility in the international scenario led to an increase in the appetite for emerging market assets. This fact along with the improved foreign and domestic liquidity ratios and stronger exports – with a trade balance of US$ 14.6 billion in third quarter 2006 – allowed a more favorable perception of Brazilian sovereign risk. The Embi+BR ended third quarter 2006 at 233 basis points, a drop of 13 basis points compared to that registered at the end of second quarter 2006.

Under this scenario, the Central Bank continued to intervene in the FX market – through US-Dollar auctions (spot market). The Real remained stable in comparison to the US dollar, third quarter 2006 versus second quarter 2006.

Economic activity accelerated slightly during third quarter 2006 after weak performance during the previous quarter, retail sales grew 1.74% in August compared to June, already considering seasonal factors.

The debt/GDP ratio reached 50.3% in August, stable when compared to the second quarter 2006. The Public Sector Primary Surplus amounted to 4.47% of the GDP in the last 12 months, above the goal of 4.25% established for this year.

Net Income and Stockholders’ Equity

In third quarter 2006, Unibanco Holdings S.A. net income, before the extraordinary event of goodwill amortization, was R$310 million. Stockholders’ equity stood at R$5,633 million. Annualized ROAE, before the extraordinary event of goodwill amortization, was 23.0% for the 3Q06, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP) during the period. The company is disputing these taxes and has already won an interlocutory injunction in the lower courts. The provision established for this contingency amounted to R$128.5 million as of September 30, 2006.

Goodwill Amortization

During third quarter 2006, Unibanco reduced its goodwill amortization period from 10 to 5 years. The impact of the non-recurring goodwill amortization was R$464 million. The tax credits related to the extraordinary amortization were entirely offset by the constitution of additional provisions.

Assets

The assets of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Unibanco surpassed the mark of R$100 billion in total assets, reaching R$101.999 million in September 2006, up 15.1% when compared to September 2005. This growth is mainly due to the R$6.5 billion increase in total loans, particularly in credit cards portfolio. Annualized return on average assets increased to 2.3 % in third quarter 2006 from 2.2 % in third quarter 2005.

Credit Operations

The loan portfolio increased 17.5 % over the past 12 months and 3,3% over the quarter. The Wholesale loan portfolio grew 5.5 % during the quarter and 21.1 % from September 2005 as a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services. The Retail loan portfolio grew 14.8 % over the past 12 months, boosted by the increase 18.1 % in the portfolio of consumer credit companies.

As of September 30, 2006, the portfolio of loan to individuals totaled R$ 16,383 million, up 13.5 % over the past 12 months, with highlight to the 30.2% increase in credit card companies portfolio. During the quarter, growth of the individuals portfolio from the credit card companies stood at 5,2%. The consumer credit companies portfolios were up 0.8% in the quarter and 18.1 % over the last 12 months, despite the continuing conservatism with regard to credit approvals in some of the consumer finance company portfolios, particulary unsecured personal loans.

The corporate loan portfolio increased 20.1 % over the last 12 months and 4.1 % over the quarter. The SMEs loan portfolio grew 17.7 % when compared to September 2005, especially accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans. The US dollar-denominated credit portfolio, which represents approximately 40% of the Wholesale loans, rose from US$ 2,756 million in September, 2005, to US$ 3,548 million in September 2006.

The small and medium enterprise product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

The total auto financing portfolio reached R$4,881 million as of September 30, 2006. Excluding the motorcycle financing, segment in which Unibanco is no longer operating, the growth of the auto financing portfolio was 20.4% in the last 12 months. Unibanco operates nationwide in the auto financing segment through Unibanco Financeira and Dibens.Unibanco is the leader in financing heavy commercial vehicles.

Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.5 billion on September 30, 2006. Recently, Unibanco started also to offer fixed rates for mortgage loans.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of September 2006 was R$ 2,532 million, or 5.8% of the total loan portfolio, as follows:

- R$1,137 million related to overdue credits, in compliance with Resolution 2,682;
- R$798 million for falling due credits, in compliance with Resolution 2,682;
- R$ 597 million based on more conservative percentages than those required by the regulatory authority, and significantly higher than the R$389 million registered in September 2005.

Allowance for loan losses as a percentage of total loan portfolio increased to 5.8% in September, 2006, up from 4.9% in September, 2005, in line with the bank's strategy of intensifying its share of higher-margin and higher profitability segments, as well as due to the deterioration on the consumer credit market, as reiterated by Unibanco at the end of 2005.

The more careful approach on credit concession adopted by Unibanco allowed the improvement in credit loan portfolio. In September 2006, the balance of credits rated AA to C made up 93.3% of the total loan portfolio, up from 92.7% at the end of September 2005.

At the end of September, 2006, the ratio of credit operations classified E to H was 5.1% of the total portfolio. Allowance for loan losses over the credits rated E to H stood at 114% on September, 30, 2006, above the 109% verified in June, 2006.

With regarding to the Wholesale segment, the allowance for loan losses relative to total wholesale loan portfolio was 3.4% in September 2006, down from 3.9% in September 2005. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 7.9% in September 2006 from 5.6% in September 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability businesses, and also due to the deterioration on the consumer credit market.

Investments Abroad

Unibanco registered a total of US$ 1,617 million in investments abroad at the end of September 2006, compared to US$677 million in September 2005. Such growth is mainly the result of the US$774 million capital increase during 9M06, which aims at supporting trade finance transactions and securities trading in international markets.

Funding

Total deposits and assets under management (AUM) stood at R$ 79,246 million in September 2006, R$ 42,475 million of which arose from assets under management.

The continuous improvement in the deposit mix is explained by a 25.9% and 6.4% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to September 2005 and June 2006, respectively. The highlight was the growth in “TDCs – Core Deposits”: 76.9% over the past 12 months and 10.6% in the quarter. Core deposits represented 39,9% of total deposits in September 2006, a significant increase from the 33.7% in September 2005.

Local currency funding reached R$ 66,300 million at the end of September 30, 2006, up 21.4% from September 2005. This growth was mostly driven by TDCs- Core Deposits, funding obtained in the open market, and debentures and mortgage notes.

Foreign currency funding reached R$ 14,810 million in September 2006, with a growth of 5.1 % when compared to June, 2006, and above the foreign exchange rate fluctuation of 0.5% in the quarter.

Capital Adequacy Ratio

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	15.0	18.2

Changes in risk weighted assets	(0.4)	(3.0)

Impact of the extraordinary goodwill amortization	(0.6)	(0.6)

Changes in market risk coverage - interest rates	0.2	(0.3)

Changes in market risk coverage - foreign exchange rate	0.9	(0.2)

Reference equity growth	0.4	1.4

Tier I	0.3	1.5

Tier II	0.1	(0.1)

BIS Ratio on September 30, 2006	15.5	15.5

Unibanco’s BIS ratio, as of September 30, 2006, reached 15.5%, above the minimum 11% level determined by the Central Bank.

The extraordinary goodwill amortization, resulting from the change in the amortization period from 10 to 5 years, represented a 60 b.p. impact on Unibanco’s Bis Ratio.

The table below details the Tier I/Tier II breakdown in reference equity as of September 30, 2006:

	Reference Equity (R$ millions)	BIS ratio (%)

Tier I	9,701	12.2

Tier II	2,631	3.3

Total	12,332	15.5

The fixed asset ratio was 44.4% in September 2006.

Efficiency Ratio

Higher revenue generation and the expense rationalization resulted in a continous improvement of Unibanco’s operational efficiency. The efficiency ratio reached 48.5% in 9M06, compared to 52.5% in 9M05.

Main Business

Retail

In September 2006, Unibanco’s Retail segment surpassed the mark of 23 million clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; and Unibanco Financeira finances cars and heavy vehicles (auto financing).

Total retail loan portfolio reached R$ 24,338 million, which R$ 16,383 million represented by individuals. In the last 12 months, the highlight was a 30.2% growth in the credit card portfolio.

Branch Network

Unibanco closed out the 9M06 with a network of 932 branches and 334 corporate-site branches. Unibanco continued remodeling its branches’ layout and, specially, implementing the New Service Model, known as “Novo Modelo de Atendimento”. This process is on track to be completed by the end of 2006 and has already been implemented in over 90% of the branch network.

The Novo Modelo aims at improving the quality of service through process rationalization, optimization of branch manager time, and the development of tools to reduce the response time to clients´ demands.

SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$ 7,955 million in September 2006, up 17.7% over the past 12 months. Noteworthy were accounts receivable-linked transactions and working capital loans. The increase in the offering of products and services tailored to retailers in 9M06 led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts also served to drive growth in the bank’s client-base.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (a joint-venture with three other stockholders – Unibanco’s stake of 31.94%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain).

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% stake). Together, these companies posted a R$ 462 million net income in 9M06, up 44.8% compared to 9M05. The credit portfolio posted a 30.2 % growth over the past 12 months, amounting to R$ 4,330 million in September 2006.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

The combined billings of Unicard and Hipercard – measured by the total of cardholders’ charges and cash withdrawals – reached R$ 4,635 million in September 2006, which represents annual growth of 22.5% . At Redecard, billings were R$ 58,097 million during 9M06, up 25.0% from 9M05.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$ 2,765 million in September 2006. Unibanco maintained the conservative standard for personal credit concession (notably for unsecured personal loans), which reflect a 18,0% drop in the provision for loan losses in the quarter. As a consequence, the business result posted a modest increase, reaching R$ 12 million in the quarter.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

During third quarter 2006, the expansion of the active client base and the continous synergies among Unibanco’s various businesses led to an increased number of product offerings through cross-selling.

The Wholesale loan portfolio reached R$ 18,985 million, up 21.1% over the past twelve months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business reciprocity with clients.

Trade finance operations - comprising exports, imports and international guarantees - surpassed US$3 billion, up 14.6% from September 2005. Locally contracted trade finance transactions amounted to over US$1.3 billion during the quarter, while offshore transactions totaled US$635 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed over R$1.8 billion during 9M06, increasing its market share to 9.7%, maintaining its 3rd place in the BNDES overall ranking. In 9M06, Unibanco also disbursed R$613 million in BNDES-exim–funded loans.

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$ 263 million in 9M06, registering a 9.1% growth compared to 9M05. Annualized ROAE was 23.2% in 9M06. Combined revenues from the Insurance and Private Pension Plan businesses were R$3,573 million during the same period.

The combined ratio, which measures the operational efficiency of insurance companies, improved to 94.5% in 9M06 from 99.3% in 9M05. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 85.6% in 9M06.

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 7.4% market share (as of August 2006).

In September, Unibanco AIG Seguros launched its export insurance program known as Export Solution. This program offers specialized coverage and services designed to protect the exporter against physical losses, property damage, and damages from pain and suffering as a result of any merchandise defect, including those that could affect third parties. In addition, the exporter maintains control of the delivery chain logistics and receives a “door to door” guarantee on his cargo. In other words, coverage, including liability coverage, is provided from the time the cargo leaves the factory to the time it arrives at its final destination.

During 2006, Unibanco AIG Seguros & Previdência successfully bid to become the main insurance group for Petrobras. The program is comprised of the Operating Risk, Oil Risk, Domestic and International Transport and Civil Liability policies, for a total of R$90 million in premiums.

As leader in the High Risk segment of the Brazilian insurance market with a 27.6% market share, since January of this year, Unibanco AIG has adopted customized treatment for its larger clients.

In order to extract the maximum benefit from cross-selling and all identifiable synergies, Unibanco AIG partnered with the branch network to bolster the sales-force specialized in individual private pension plans. This effort drove a strong growth in sales of VGBL (Vida Gerador de Benefícios Livres) during 9M06.

Net income from the private pension business in third quarter 2006 was R$19 million, up 18.8% when compared the same period of the last year. Revenues for the quarter were R$259 million.

Wealth Management

Unibanco Asset Management (UAM) ended September 2006 with R$42,475 million in assets under management, up 19.0% for the past 12 months. Its market share as of September 2006 stood at 4.6% (Source: Anbid).

Unibanco is the only retail bank, among the Brazilian banks, that has been awarded “Top Gestão” (Top Management) by Standard & Poors, since its first edition in Brazil. Standard & Poors affirmed in July, 2006 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

Performance

Financial Margin

The financial margin before provisions for loan losses, adjusted for the net effects of investments abroad, was R$ 7,230 million in 9M06, R$ 1,240 million higher or 20.7% up - compared to 9M05, mostly explained by a higher credit volume and an improvement in the funding mix over the last 12 months.

The annualized financial margin, before provisions for loan losses, increased to 10.4% in 9M06 from 10.0% in 9M05, despite the declining interest rates during the period. The annualized financial margin after provisions reached 8,1% in third quarter 2006, higher than the 7.6% posted in second quarter 2006 - explained by an improvement in the loan portfolio quality.

Fee Income

Total fees reached R$ 909 million in third quarter 2006. The highlights were the 16.2% and the 6.5% increases in revenues from banking fees and commissions, when compared to third quarter 2005 and second quarter 2006, respectively.

In comparing 9M06 to 9M05, it is worth mentioning the banking fees and other fees and commissions with a 14.9% growth, and the credit card fees, up 10.6% driven by new sales campaigns and synergies with other Unibanco’s businesses.

Personnel and Administrative Expenses

In 9M06, personnel and administrative expenses grew 11.8% when compared to 9M05, mainly due to the wage increase – resulting from the collective bargaining agreements of September 2005 and September 2006 –, the implementation of the New Customer Service Model, the expansion of credit card business, and the increase in publicity and training expenses.

During the third quarter 2006, personnel expenses increased only 0.7% when compared to second quarter 2006, impacted by the reclassification of revenues and expenses in the operations of Redecard - despite the 3.5% wage increase from September on. When compared to third quarter 2005, the increase of 5.8%, in third quarter 2006, is mainly explained by the expansion process in commercial activities on the Retail segment and wage increases.

Other administrative expenses increased 12.9% in third quarter 2006 when compared to the same period of last year, influenced by the accounting reclassification of some revenues and expenses (prior classified as other operational expenses) in the operations of Redecard, the expansion of the retail business, and an increase in publicity expenses. This account posted an 10.3% increase during 9M06 when compared to 9M05, mainly explained by the organic growth of consumer credit companies and the increase in publicity and training expenses, besides the reclassification mentioned above.

Corporate Governance

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units’ weight in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending December 2006.

Index	Weight (%)
Sep to Dec-2006

Ibovespa	1,881

IBrX-50	3,550

IBrX-100	3,056

IGC Corporate Governance Index	3,913

ISE Susteinability Index*	9,569

(*) Valid from December 2005 to December 2006.

Unibanco Units gained approximately 41% over the past 12 months. The Ibovespa increased by 15% during the same period. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weight increased 91%. The Units current weight on the Ibovespa is 1.891% as of November 3rd, 2006.

The graphs below trace the stocks’ performance in both the domestic and international markets over the last 12 months and the quarter:

Interest on Capital Stock

Unibanco and Unibanco Holdings paid the quarterly interest on capital stock to its shareholders on October 31, 2006, according to the amounts specified in the following table:

						R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920

Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

During the 9M06, Unibanco distributed R$531 million in interest on capital stock, up 36.2% in comparison to 9M05.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of the dividends received from Unibanco.

The calculation of the Interest on the Capital Stock and/or Dividends related the fiscal year of 2006 shall not be affected by the extraordinary impact of the acceleration of the goodwill amortization. The total amount of Interest on the Capital Stock/Dividends shall be, at least, of 35% of the net profit of the fiscal year, disregarding the extraordinary effect of the goodwill amortization on the third quarter of 2006, after the constitution of the legal reserve.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Human Resources

Unibanco is one of the 100 best companies to work for in Brazil according to the “Great Place to Work” consulting group. For the past 10 years, the Great Place to Work® Institute Brasil has selected companies that excel in personnel management. The company selection methodology is recognized all over the world and has been used in over 60 countries. The survey is published by Epoca magazine in Brazil.

Unibanco was also recognized as one of the five “Best Companies in Personnel Management,” with over 10,000 employees, according to Valor Econômico newspaper in a study conducted by the Hay Group.

Since 1997, Leadership 21, independent consultants, have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2006, the employee satisfaction index reached 75, while the employee motivation index hit a record 79%.

The Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 32,124 professionals, Unibanco invested over R$34 million during 9M06 in professional development initiatives and training programs, including sponsorship of MBA programs in Brazil and abroad.

Ratings

In September 2006, Moody's Investor Services, one of the most respected rating agencies worldwide, rated as Baa3, investment grade, the foreign currency long-term securities of Unibanco and Unibanco Grand Cayman Branch. The Baa3 rating represents investment grade according to Moody's global scale, and is above Brazil's Ba1 sovereign risk.

The Baa3 rating was attributed to the US$2 billion MTN Programme (Medium Term Note Programme) of Unibanco - União de Bancos Brasileiros and also to the R$325 million notes indexed to the IGP-M (General Market Price Index) and payable in US dollars issued by Unibanco Grand Cayman Branch in February 2005.

With this rating, Unibanco is Latin America's first bank with investment grade in the issuance of local currency debt settled offshore in foreign currency.

Social and Environmental Responsibility

Club A

The Clube A is a non-profit organization that Unibanco established in 2003 to promote fellowship and support among retirees by providing social, leisure and cultural activities, and community projects, in addition to offering benefits and discounts at affiliated places. There are currently six units of Clube A located throughout the states of Sao Paulo, Rio de Janeiro, and Rio Grande do Sul. There is no charge for the activities and for membership it is required only that an individual be retired and a client of one of Unibanco conglomerate`s companies.

Clube A entered into a partnership agreement with Medex Medicamentos Express – the largest company for home delivery of drugs in Brazil. The contract was signed in Porto Alegre and will benefit 800 retirees by offering them special drug discounts.

Institutes

Unibanco is recognizably one of the most active companies in Brazil with regard to the issue of social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Moreira Salles is a non-profit organization devoted to promoting and developing cultural programs.

Instituto Unibanco is in charge of executing the conglomerate’s social responsibility policies by supporting strategic objectives focused on social development and bridging inequalities that hamper growth.

The year 2006 has been one of marked achievements for Instituto Unibanco, notably the launch and renewal of important projects in various areas, namely:

  Extended Education

  Teacher Training

  Qualification for the Job Market

  School Equivalency Programs

  Environmental Education

Main activities during the quarter:

  Instituto Unibanco Youth and Adult Education Award– unprecedented third sector initiative to support academic development and pedagogic practices.

  Project Announcement for Youth Formation – Technical and financial support to low-income young people for professional qualification.

  “Compromisso Todos Pela Educação” (Commitment for Education) – Instituto Unibanco joint into this commitment, which aims to a better quality level of elementary education for all children and teenagers in Brazil.

Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique to Brazil, with more than 217 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In third quarter 2006, Unibanco’s Microcredit initiative closed out the period with a portfolio of R$8.1 million and aproximately 9 thousand clients had already been benefited.

(Conveniance translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	Date - September 30, 2006
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES	Corporate Legislation

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00.022.034/ 0001-87

INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM 1	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIBANCO - UNIÃO DE BANCOS BRASILEIRO	3 - CNPJ 33,700,394/0001	4 - CLASSIFICATION -LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 58.13
6 - % ON STOCKHOLDERS' EQUITY OF THE INVESTOR 99.18
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units) 1,627,265,840
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units) 1,626,507,592

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION
Date - September 30, 2006
OTHER MATERIAL INFORMATION FOR THE COMPANY	Corporate Legislation

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect as of September 30, 2006:

		Common shares/		Preferred shares/
		quotas		quotas		Total

Shareholders	Shareholders’ nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	513,067,634	92.66	385,284	0.03	513,452,918	31.24
- Treasury stocks		-	-	16,321,809	1.50	16,321,809	0,99
- Other		40,668,270	7.34	1,073,144,690	98.47	1,113,812,960	67.77
Total		553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

E. Johnston Repres. e Part. S.A.
- Fernando Roberto Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- Walther Moreira Salles Júnior	Brazilian	400	25.00	800	25.00	1,200	25.00
- Pedro Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- João Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
Total		1,600	100.00	3,200	100.00	4,800	100.00

(b) Unibanco Holdings’ shareholders position as of September 30, 2006:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	513,067,634	92.65	385,284	0.04	513,452,918	31.24
Management
Board of directors	28,337,828	5.12	5,208,736	0.48	33,546,564	2.04
Board of officers	-	-	591,988	0.05	591,988	0.04
Treasury stocks	-	-	16,321,809	1.50	16,321,809	0.99
Other shareholders	12,330,442	2.23	1,067,343,966	97.93	1,079,674,408	65.69
Total	553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00
Outstanding shares (**)	12,330,442	2.23	1,067,343,966	97.93	1,079,674,408	65.69

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 5,208,736 Units. The amount recorded of preferred shares of the Board of Officers is composed by 591,988 Units.

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Fiscal Council was not installed in this date.

(c) Unibanco Holdings’ shareholders position as of September 30, 2005.

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	256,133,816	92.51	56,950	0.01	256,190,766	30,85
Management
Board of directors	1	-	3,092,234	0.56	3,092,235	0.37
Board of officers	-	-	284,927	0.05	284,927	0.03
Treasury stocks	-	-	17,467,460	3.16	17,467,460	2.10
Other shareholders	20,734,135	7.49	532,564,349	96.22	553,298,484	66.65
Total	276,867,952	100.00	553,465,920	100.00	830,333,872	100.00
Outstanding shares (**)	20,734,136	7.49	535,941,510	96.83	556,675,646	67.04

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 3,092,234 Units. The amount recorded of preferred shares of the Board of Officers is composed by 284,927 Units.

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Fiscal Council was not installed in this date.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco Holdings and Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the semester ended on September 30, 2006, Unibanco paid professional services other than independent auditing to PricewaterhouseCoopers in the amount of R$3,384 thousand, or approximately 36% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco Holdings and Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer